
02051455

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549


RECEIVED
AUG 15 2002
WASH. D.C.
165
SECTION
PROCESSING

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the period July 12 to August 12, 2002

Anthony Clark International Insurance Brokers Ltd.
(Translation of registrant's name into English)

10333 Southport Road S.W., Suite 355, Calgary, Alberta, Canada T2W 3X6
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X Form 40-F ____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ____ No X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 13, 2002

Anthony Clark International Insurance Brokers Ltd.
(Registrant)



By ____
(Signature) *

Joseph P. Giuffre
(Name)

Secretary and Director
(Title)

* Print the name and title of the signing officer under his signature.

25870.1

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.

NOTICE OF	Notice of Annual and Special General Meeting of Shareholders
ANNUAL	Management Proxy Circular
AND	Form of Proxy
SPECIAL	
GENERAL	
MEETING	
Place:	Willow Park Room Best Western Hospitality Inn 135 Southland Drive S.E. Calgary, Alberta
Time:	10:00 a.m. (local time)
Date:	Monday, August 19, 2002

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.

CORPORATE DATA

Head Office
Suite 355, 10333 Southport Road S.W.
Calgary, Alberta
T2W 3X6

Directors & Officers
Primo Podorieszach, President, Chief Executive Officer & Director
Anthony (Tony) Consalvo, Chief Operating Officer & Director
Douglas Farmer, Director
Thomas Milley, Director
Joseph P. Giuffre, Corporate Secretary & Director
Shelley Samec, Chief Financial Officer

Registrar & Transfer Agent
CIBC Mellon Trust Company
600 The Dome Tower
333 - 7th Avenue S.W.
Calgary, Alberta
T2P 2Z1

Legal Counsel
Gowling Lafleur Henderson LLP
Barristers & Solicitors
Suite 2300, 1055 Dunsmuir Street
P.O. Box 49122
Vancouver, B.C.
V7X 1J1
and
Demiantschuk, Milley, Burke & Hoffinger
Suite 300, 1223 - 31st Avenue N.E.
Calgary, Alberta
T2E 7W1

Auditor
KPMG LLP
Suite 1200
205 - 5th Avenue S.W.
Calgary, Alberta
T2P 4B9

Listing
The Toronto Stock Exchange
Symbol **ACL**
Nasdaq - OTC Bulletin Board
Symbol **ACKBF**

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special General Meeting of Shareholders of **ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.** (hereinafter called the "Corporation") will be held at the Best Western Hospitality Inn, 135 Southland Drive S.E., Calgary, Alberta, on Monday, the 19th day of August, 2002, at the hour of 10:00 a.m. (Calgary time) in the Willow Park Room, for the following purposes:

1. To receive the audited consolidated financial statements of the Corporation for the fiscal year ended March 31, 2002 (with comparative statements relating to the preceding fiscal period) together with the report of the auditors thereon;

2. To appoint auditors and to authorize the directors to fix their remuneration;

3. To determine the number of directors at five (5);

4. To elect directors;

5. To consider and, if thought fit, to pass an ordinary resolution to approve, in advance the issuance by the Corporation in one or more private placements during the 12 month period commencing August 19, 2002 of such number of securities that would result in the Corporation issuing or making issuable a number of common shares aggregating up to 100% of the number of issued and outstanding common shares as at July 11, 2002 as more particularly described in the accompanying information circular;

6. To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

Accompanying this Notice is the Corporation's annual report with its audited consolidated financial statements for the fiscal year ended March 31, 2002, an Information Circular, a form of Proxy and an Annual Return Card Form. The accompanying Information Circular provides information relating to the matters to be addressed at the meeting and is incorporated into this Notice.

Shareholders are entitled to vote at the meeting either in person or by proxy. Those who are unable to attend the meeting are requested to read, complete, sign and mail the enclosed form of proxy in accordance with the instructions set out in the proxy and in the Information Circular accompanying this Notice. Please advise the Corporation of any change in your mailing address.

DATED at Calgary, Alberta, this 11th day of July, 2002.

BY ORDER OF THE BOARD

"Primo Podorieszach"
President

V21005\62806.1

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
Suite 355, 10333 Southport Road S.W.
Calgary, Alberta
T2W 3X6

INFORMATION CIRCULAR

(Containing information as at July 11, 2002
unless otherwise stated)

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of **Anthony Clark International Insurance Brokers Ltd.** (the "Corporation") for use at the Annual and Special General Meeting of Shareholders of the Corporation (and any adjournment thereof) to be held on **Monday, August 19, 2002** at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the regular employees of the Corporation at nominal cost. All costs of solicitation by management will be borne by the Corporation.

The contents and the sending of this Information Circular have been approved by the Directors of the Corporation.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of proxy are directors of the Corporation. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STROKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY. A proxy will not be valid unless the completed form of proxy is received by **CIBC MELLON TRUST COMPANY** of 600 The Dome Tower, 333 - 7th Avenue S.W. Calgary, Alberta T2P 2Z1, not less than 24 hours (excluding Saturdays, Sundays and holidays) before the time for holding the meeting or any adjournment thereof.

A shareholder who has given an instrument of proxy may revoke it at any time prior to the exercise thereof. If a person who has been given a proxy attends personally at the meeting such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the shareholder or his attorney authorized in writing, or if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited either with the Corporate Secretary of the Corporation, or the CIBC Mellon Trust Company, 600 The Dome Tower, 333 - 7th Avenue, Calgary, Alberta, T2P 2Z1, at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of such meeting prior to the commencement of the meeting or adjournment thereof, and upon either of such deposits the proxy is revoked. The revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

Advice to Beneficial Members

Only registered members or duly appointed proxyholders are permitted to vote at the Meeting. Members who do not hold their shares in their own name (referred to herein as "Beneficial Members") are advised that only proxies from Members of record can be recognized and voted at the Meeting. Beneficial Members who complete and return an instrument of Proxy must indicate thereon the person (usually a brokerage house) who holds their shares as a registered member. Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed. The instrument of proxy supplied to Beneficial Members is identical to that provided to registered members. However, its purpose is limited to instructing the registered member how to vote on behalf of the Beneficial Member.

If common shares are listed in an account statement provided to a Member by a broker, then in almost all cases those shares will not be registered in such Member's name on the records of the Company. Such shares will more likely be registered under the name of the Member's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms). Common shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Member. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Company do not know for whose benefit the common shares registered in the name of CDS & Co. are held.

In accordance with National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy to the clearing agencies and intermediaries for onward distribution to non-registered members. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Members in advance of members' meetings unless the Beneficial Members have waived the right to receive Meeting materials. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Members in order to ensure that their common shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Member by its broker is identical to the form of proxy provided by the Company to the registered members. However, its purpose is limited to instructing the registered member how to vote on behalf of the Beneficial Member should a non-registered member receiving such a form wish to vote at the Meeting, the non-registered member should strike out the names of the Management Proxyholders named in the form and insert the non-registered member's name in the blank provided. The majority of brokers now delegate responsibility for obtaining instructions from clients to Independent Investor Communications Corporation ("IICC"). IICC typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Members and asks Beneficial Members to return the proxy forms to IICC. IICC then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. **A Beneficial Member receiving a Proxy with an IICC sticker on it cannot use that proxy to vote common shares directly at the Meeting - the proxy must be returned to IICC well in advance of the Meeting in order tohave the common shares voted.** All references to Members in this Information Circular and the accompanying form of Proxy and Notice of Meeting are to members of record unless specifically stated otherwise.

VOTING OF PROXIES

SHARES REPRESENTED BY PROPERLY EXECUTED PROXIES IN FAVOUR OF PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY WILL, ON ANY POLL WHERE A CHOICE WITH RESPECT TO ANY MATTER TO BE ACTED UPON HAS BEEN SPECIFIED IN THE FORM OF PROXY, BE VOTED IN ACCORDANCE WITH THE SPECIFICATION MADE.

SUCH SHARES WILL ON A POLL BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED OR FOR WHICH BOTH CHOICES HAVE BEEN SPECIFIED BY THE SHAREHOLDER.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the meeting or any further or other business is properly brought before the meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Information Circular, the management of the Corporation knows of no such amendment, variation or other matter which may be presented to the meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Issued and Outstanding:	7,692,055 common shares without par value*
Authorized Capital:	unlimited common shares without par value

*as of the record date July 11, 2002

The Corporation has prepared, as of the close of business on July 11, 2002, a list of shareholders entitled to receive the Notice of Meeting and indicating the number of common shares of the Corporation held by each such shareholder. A holder of common shares named in the list is entitled to vote the common shares shown opposite his name at the meeting except to the extent that such holder has transferred the ownership of his common shares after July 11, 2002, and the transferee of those shares establishes that he owns the shares and demands, not later than 10 days before the meeting, that his name be included in the list of shareholders before the meeting, in which case the transferee is entitled to vote such shares at the meeting. Any shareholder may examine the list of shareholders during usual business hours at the offices of the CIBC Mellon Trust Company, 600 The Dome Tower, 333 - 7th Avenue, Calgary, Alberta, T2P 2Z1 or at the meeting. The register of transfers will not be closed.

To the knowledge of the directors and senior officers of the Corporation, there are no persons or companies who beneficially own, directly or indirectly or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Corporation.

ELECTION OF DIRECTORS

The Board of Directors presently consists of five directors and it is intended to determine the number of directors at five and to elect five directors for the ensuing year.

The term of office of each of the present directors expires at the Annual General Meeting. The persons named below will be presented for election at the meeting as management's nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Corporation or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Corporation, or with the provisions of the *Business Corporations Act* (Alberta).

In the following table and notes thereto is stated the name of each person proposed to be nominated by management for election as a director, the country in which he is ordinarily resident, all offices of the Corporation now held by him, his principal occupation, the period of time for which he has been a director of the Corporation, and the number of common shares of the Corporation beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at the date hereof.

Name, Position and Country of Residence[1]	Principal Occupation and, **If Not** at Present an **Elected** Director, Occupation During the Past 5 Years[1]	Previous Service as a Director	Number of Shares[2]
Primo Podorieszach[3] Canada President, Chief Executive Officer & Director	Since April, 1996, President of Corporation	Since 01-April-1996	468,630
Tony Consalvo Canada Chief Operating Officer & Director	Since April, 1996, Chief Operating Officer of the Corporation	Since 01-April-1996	339,179
Douglas Farmer[3][4] Canada Director	Since February 1, 2000, Branch Manager, First National Financial Corp.; From 1992 to January 31, 2000, Branch Manager, Sun Life Trust, Prairie Region	Since 24-Sep-1998	47,500
Thomas Milley[3][4] Canada Director	Since 1993, Barrister & Solicitor, Partner with the law firm Demiantschuk, Milley, Burke & Hoffinger; From 1996 to 2000, Chairman of the Board of International Datashare Corporation (a TSE listed company)	Since 30-June-1999	1,700
Joseph P. Giuffre Canada Secretary & Director	Barrister & Solicitor, Partner with Gowling Lafleur Henderson LLP since April 1, 2000; Formerly Partner with Montpellier McKeen Varabioff Talbot & Giuffre	Since 09-Feb-2000	25,000

NOTES:

(1) The information as to country of residence and principal occupation, not being within the knowledge of the Corporation, has been furnished by the respective directors individually.
(2) The information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Corporation, has been furnished by the respective directors individually as of June 30, 2002.
(3) Denotes member of Audit Committee.
(4) Denotes member of the Compensation Committee

The Corporation does not have an executive committee at present.

STATEMENT OF EXECUTIVE COMPENSATION

"Named Executive Officer" means the Chief Executive Officer ("CEO"), regardless of the amount of compensation of that individual, and the Company's four most highly compensated executive officers, other than the CEO, who were serving as such at the end of the most recently completed fiscal period. In addition, disclosure is also required for any individuals whose total salary and bonus during the most recent fiscal year end was $100,000 or more, whether or not they were executive officers at the end of the fiscal year.

The Corporation currently has three Named Executive Officers, Primo Podorieszach, Tony Consalvo and Shelley Samec. The following table sets forth the compensation awarded, paid to or earned by the Corporation's Named Executive Officers during the financial years ended March 31, 2000, 2001 and 2002.

Summary Compensation Table

		Annual Compensation			*Long Term Compensation*			
					Awards		*Pay-outs*	
Name and Principal Position	*Year[1]*	*Salary ($)*	*Bonus ($)*	*Other Annual Compen-sation ($)*	*Securities Under Options/ SARs granted (#)*	*Restricted Shares or Restricted Share Units ($)*	*LTIP Pay-outs ($)*	*All Other Compen-sation ($)*
Primo Podorieszach President & Chief Executive Officer	2002 2001 2000	$70,000 $70,000 $70,000	– – –	– – –	25,000/0 0/0 315,000/0	N/A N/A N/A	N/A N/A N/A	nil nil nil
Tony Consalvo General Manager, Chief Operating Officer	2002 2001 2000	$70,000 $70,000 $70,000	$20,000 – –	– – –	100,000/0 0/0 105,000/0	N/A N/A N/A	N/A N/A N/A	nil nil nil
Shelley Samec Chief Financial Officer	2002 2001 2000	$78,750 $70,000 $70,000	– – –	$5,385[2] – –	55,000/0 0/0 20,000/0	N/A N/A N/A	N/A N/A N/A	nil nil nil

(1) Fiscal years ended March 31st.
(2) paid in lieu of vacation time.

Long Term Incentive Plan Awards

Long term incentive plan awards ("LTIP") means "any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one financial year whether performance is measured by reference to financial performance of the Corporation or an affiliate, or the price of the Corporation's shares but does not include option or stock appreciation rights plans or plans for compensation through restricted shares or units". The Corporation has not granted any LTIP's during the fiscal year ended March 31, 2002.

Stock Appreciation Rights

Stock appreciation rights ("SAR's") means a right, granted by an issuer or any of its subsidiaries as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the Corporation's shares. No SAR's were granted to or exercised by the Named Executive Officers or directors during the fiscal year ended March 31, 2002.

Option Grants in Last Fiscal Year

The following stock options were granted to the Corporation's Named Executive Officers during the fiscal year ended March 31, 2002:

Name	Securities Under Options/SARs Granted(1)	% of Total Options/SARs Granted to Employees in Fiscal Year(2)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)(3)	Expiration Date
Primo Podorieszach	25,000	5.5%	$1.00	$1.25	Oct. 26, 2006
Tony Consalvo	100,000	22.1%	$1.00	$1.25	Oct. 26, 2006
Shelley Samec	55,000	12%	$1.00	$1.25	Oct. 26, 2006

(1) As freestanding SARs have not been granted, the number of shares relate solely to stock options.
(2) Percentage of all of the Corporation's options granted during the fiscal year ended March 31, 2002.
(3) Market value of the Corporation's shares on Oct. 26, 2001, being the date of grant.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth details of all exercises of stock options during the fiscal year ended March 31, 2002 by the Named Executive Officers and the fiscal year-end value of unexercised options on an aggregated basis:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Fiscal Year-End (#)[1] Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End ($)[1][2] Exercisable/ Unexercisable
Primo Podorieszach	nil	nil	340,000/-	$5,250/-
Tony Consalvo	nil	nil	205,000/-	$21,000/-
Shelley Samec	nil	nil	75,000/-	$11,550/-

(1) As freestanding SARs have not been granted, the number of shares relate solely to stock options.
(2) Value of unexercised in-the-money options calculated using the closing price of common shares of the Corporation on The Toronto Stock Exchange on March 28, 2002, being the last business day of the fiscal year, less the exercise price of in-the-money stock options.

Pension Plans

The Corporation does not provide retirement benefits for directors or executive officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Corporation has no plans or arrangements in respect of remuneration received or that may be received by the Named Executive Officers in the Corporation's most recently completed financial year or current financial year in respect of compensating such officers in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control, where the value of such compensation exceeds $100,000 per executive officer.

Report on Executive Compensation

Board Compensation Committee Report on Executive Compensation

The Corporation's executive compensation program is administered by a compensation committee made up of two directors from the board of directors. The Compensation Committee has, as part of its mandate, primary responsibility for the appointment and remuneration of executive officers of the Corporation. The Board of Directors also evaluates the performance of the Corporation's senior executive officers and reviews the design and competitiveness of the Corporation's compensation plans.

Executive Compensation Program

The Corporation's executive compensation program is based on a pay for performance philosophy. It is designed to encourage, compensate and reward employees on the basis of individual and corporate performance, both in the short and the long term. The Compensation Committee reviews and recommends to the Board of Directors base salaries based on a number of factors enabling the Corporation to compete for and retain executives critical to the Corporation's long term success. Incentive compensation is directly tied to corporate and individual performance. Share ownership opportunities are provided to align the interests of executive officers with the longer term interests of shareholders. Independent consultants may be retained on an as needed basis by the Corporation to assess the executive compensation program.

Compensation for the Named Executive Officers, as well as for executive officers as a whole, consists of a base salary, along with annual incentive compensation in the form of a discretionary annual bonus, and a longer term incentive in the form of stock options granted. As an executive officer's level of responsibility increases, a greater percentage of total compensation is based on performance (as opposed to base salary and standard employee benefits) and the mix of total compensation shifts towards stock options, thereby increasing the mutuality of interest between executive officers and shareholders.

Base Salary

The Chief Executive Officer and Chief Operating Officer approve base salaries for employees at all levels of the Corporation based on performance and other reviews of market data available. The level of base salary for each employee within a specified range is determined by the level of past performance, as well as by the level of responsibility and the importance of the position to the Corporation.

Annual Bonus

The Board of Directors determines on a discretionary basis, incentive awards or bonuses to be paid by the Corporation to all eligible employees in respect of a fiscal year. Corporate performance is measured by reviewing personal performance and other significant factors, such as level of responsibility and importance of the position to the Corporation. The individual performance factor allows the Corporation to recognize and reward those individuals whose efforts have assisted the Corporation to attain its corporate performance objective.

Stock Options

The Board has sole discretion to determine the key employees to whom grants will be made and to determine the terms and conditions of the options forming part of such grants. The Board approves stock option grants for each level of executive officer or employee. Individual grants are determined by an assessment of an individual's current and expected future performance, level of responsibilities and the importance of the position to the Corporation.

The number of stock options which may be issued under the Stock Option Plan in the aggregate and in respect of any fiscal year is limited under the terms of the Stock Option Plan and cannot be increased without shareholder approval. Stock options may be granted with or without SARs attached. Existing stock options/SARs have up to a five year term and are exercisable at the market price (as defined in the Stock Option Plan) of the Corporation's common shares on the date of grant. Generally, a holder of stock options/SARs must be a director, an employee or consultant of the Corporation, a subsidiary or an affiliate in order to exercise stock options/SARs.

2002 Compensation of Senior Executive Officers

The Compensation Committee has presented its report to the Board of Directors concerning an incentive award or bonus to be paid to the CEO, COO or CFO in respect of 2002 fiscal year and has approved certain bonuses and/or granted stock options to the CEO, COO and CFO. In considering whether an incentive award or bonus should be paid, the Board of Directors takes into account revenues of the Corporation and other relevant factors including each of the CEO's, COO's and CFO's personal commitment and ongoing contributions in the ongoing success and development of the Corporation.

Shareholder Return Performance Graph

The chart below compares the yearly percentage change in the cumulative total shareholder return on the Corporation's common shares against the cumulative total shareholder return of The TSE 300 Stock Index for the fiscal period commencing April 12, 1999, and ending March 31, 2002.*

* Assumes that the initial value of the investment on The Toronto Stock Exchange in the Corporation's common shares and in each of the indices was $100 on April 12, 1999 and that all dividends were reinvested

Share Performance Graph


$800
$700
$600
$500
$400
$300
$200
$100
$0
Apr. 12/99
Mar. 31/00
Mar. 31/01
Mar. 31/02
ACL
TSE 300 Stock Index

ACL	$100	$781.25	$368.75	$75.63
TSE 300 Stock Index	$100	$138.3	$112.56	$118.05

Compensation of Directors

The following stock options were granted to the Corporation's directors who are not Named Executive Officers during the fiscal year ended March 31, 2002:

Name	Securities Under Options/SARs Granted[1]	% of Total Options/SARs Granted to Employees in Fiscal Year[2]	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)[3]	Expiration Date
Tom Milley	25,000	5.5%	$1.00	$1.25	Oct. 26, 2006
Joseph Giuffre	65,000	14.2%	$1.00	$1.25	Oct. 26, 2006
Douglas Farmer	55,000	12%	$1.00	$1.25	Oct. 26, 2006

(1) As freestanding SARs have not been granted, the number of shares relate solely to stock options.
(2) Percentage of all of the Corporation's options granted during the fiscal year ended March 31, 2002.
(3) Market value of the Corporation's shares on Oct. 26, 2001, being the date of grant.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth details of all exercises of stock options/SARs during the fiscal year ended March 31, 2002 by directors who are not Named Executive Officers of the Corporation, as a group and the fiscal year-end value of unexercised options/SARs on an aggregated basis:

Name	*Securities Acquired on Exercise (#)*[1]	*Aggregate Value Realized ($)*[2]	*Unexercised Options/SARs at Fiscal Year-End (#)*[3] *Exercisable/ Unexercisable*	*Value of Unexercised In-the-Money Options/ SARs at Fiscal Year-End ($)*[3][4] *Exercisable/ Unexercisable*
Directors who are not Named Executive Officers (#4)	12,000[5]	$49,800	239,400/0	$30,450/0

(1) Number of common shares of the Corporation acquired on the exercise of stock options, or, in the case of an exercise of tandem SARs, the number of common shares in respect of which stock options were cancelled as a result of the exercise of tandem SARs.
(2) Calculated using the difference between the exercise price of the options and the closing price of the Corporation's shares on the date of exercise.
(3) As freestanding SARs have not been granted under the Stock Option Plan, the numbers relate solely to stock options.
(4) Value of unexercised in-the-money options calculated using the closing price of common shares of the Corporation on The Toronto Stock Exchange on March 28, 2002, being the last business day of the fiscal year ($1.21), less the exercise price of in-the-money stock options.
(5) These options were exercised by a former director of the Company during the fiscal year ended March 31, 2002.

During the most recently completed financial year, directors received compensation for services provided to the Corporation in their capacities as directors, officers and/or consultants and/or experts as follows:

During the fiscal year ended March 31, 2002, the Corporation was billed approximately $42,499 for legal fees, taxes and disbursements by a law firm in which Thomas Milley, one of the Corporation's directors, is a partner, for legal services rendered.

During the fiscal year ended March 31, 2002, the Corporation was billed approximately $125,676 for legal fees, taxes and disbursements by a law firm in which Joseph Giuffre, one of the Corporation's directors, is a partner, for legal services rendered.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

During the Corporation's last completed financial year, no director, executive officer or senior officer of the Corporation, proposed management nominee for election as a director of the Corporation or each associate or affiliate of any such director, executive or senior officer or proposed nominee is or has been indebted to the Corporation or any of its subsidiaries or is and has been indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries, other than routine indebtedness. On June 27, 2001, the Corporation approved and advanced a loan of $200,000 to Mr. Tony Consalvo, a director of the Corporation, such loan being repayable on demand with interest at the prime lending rate and being secured by a general security agreement and share pledge. As of July 11, 2002, the outstanding indebtedness has been reduced to $105,392.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Listed companies are not required to comply in all respects with the guidelines adopted by the Toronto Stock Exchange ("TSE") as it is recognized there is a wide range of corporations and that compliance on all aspects by smaller companies could be too costly and/or inappropriate.

The Board is responsible for supervising the conduct of the Corporation's affairs and the management of its business, including the strategic direction of the Corporation, monitoring and managing the principal risks affecting the business, appointing and supervising senior management, ensuring effective communication with Shareholders and the public generally and ensuring the integrity of the Corporation's internal control and management information systems. The Board of Directors has met two times during the fiscal year ended March 31, 2002.

The proposed Board for the coming year, as described in this Information Circular, will comprise five (5) directors, at least one of whom can be defined as an "unrelated" director or a director who is independent of management and is free from any interest and any business or other relationship which could, or reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Corporation.

The mandate of the Audit Committee is to oversee the Corporation's financial reporting obligations, systems and disclosure and to act as a liaison between the Board and the Corporation's auditor. The activities of the Audit Committee include reviewing annual financial statements, ensuring that internal controls over accounting and financial systems are maintained and that accurate financial information is disseminated to Shareholders, reviewing the results of internal and external audits and any change in accounting procedures or policies, and evaluating the performance of the Corporation's auditors.

The Board does not have in place programs for succession of management and training of management. Due to the size of the Corporation, management personnel who are already trained are engaged as required to fill vacancies. The Board reviews the performance of management on a continual basis.

The Board is of the view that the Corporation's shareholders are the most important assessors of Board performance and that they provide the most effective and objective assessment of the Board's performance. Management has instituted procedures to monitor and promptly address shareholder concerns, and the Board has directed management to apprise the Board of any major concerns expressed by shareholders.

The Board expects management to efficiently implement its strategic plans for the Corporation; to keep the Board fully apprised of its progress in doing so; and to be fully accountable to the Board in respect to all matters for which it has been assigned responsibility.

APPOINTMENT OF AUDITORS

Unless such authority is withheld, the persons named in the accompanying Proxy intend to vote for the reappointment of KPMG LLP, Chartered Accountants as auditors of the Company and to authorize the directors to fix their remuneration. KPMG LLP has been the auditor of the Company since 1990.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as set forth elsewhere in this Information Circular and other than transactions carried out in the normal course of business of the Corporation or any of its affiliates, none of the directors or senior officers of the Corporation, any shareholder beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Corporation nor an associate or affiliate of any of the foregoing persons had since April 1, 2001 any material interest, direct or indirect, in any transactions which materially affected the Corporation or any of its subsidiaries or in any proposed transaction which has or would materially affect the Corporation or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, no director or senior officer of the Corporation, at any time since the beginning of the Corporation's last financial year, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon.

NORMAL COURSE ISSUER BID

The TSE approved the acquisition, pursuant to a normal course issuer bid, of up to 384,602 common shares of the Corporation commencing April 18, 2002 and expiring April 17, 2003 (the "Current Bid"). The number of shares approved for acquisition pursuant to the Current Bid represents approximately 5% of the Corporation's issued shares at the time the bid was made. To date, no purchases have been made pursuant to the Current Bid, however any purchases that will be made pursuant to the Current Bid will be effected only by way of open market purchases through the facilities of the TSE in accordance with its bylaws and rules. The price paid for shares purchased will be the market price of the shares at the time of acquisition.

The directors of the Corporation are of the view that the current market price of the common shares of the Corporation does not reflect the inherent value of the Corporation and a repurchase of its common shares represents an appropriate use of funds which will also improve the liquidity in the Corporation's common shares.

To the knowledge of the directors and senior officers of the Corporation, no associates of a director or senior officer of the Corporation, persons acting jointly or in concert with the Corporation, intend to sell any common shares pursuant to the Current Bid.

During the period of the Current Bid, directors or senior officers of the Corporation may sell their shares of the Corporation. To the extent the Corporation is aware that the directors or senior officers are selling, the Corporation will not be in the market at the time these individuals sell.

Pursuant to the normal course issuer bid approved by the TSE for the period of April 18, 2001 to April 17, 2002 a total of 39,100 shares (0.05% of the issued shares as at April 17, 2002) were purchased by the Corporation at prices averaging $5.61 per share, all of the 39,100 shares purchased were returned to treasury and cancelled.

Copies of the Notice of Intention to make a Normal Course Issuer Bid as filed with the TSE are available without charge from the Corporation's office at Suite 355, 10333 Southport Road S.W., Calgary, Alberta T2W 3X6.

PARTICULARS OF MATTERS TO BE ACTED UPON

ADVANCE SHAREHOLDER APPROVAL TO THE ISSUANCE OF A NUMBER OF SHARES BY PRIVATE PLACEMENT THAT EXCEEDS 25% OF THE COMPANY'S ISSUED SHARE CAPITAL

The Corporation from time to time investigates opportunities to raise financing on advantageous terms. It expects to undertake one or more financings over the next year and expects some of them to be structured as private placements.

Under the rules of the TSE the aggregate number of shares of a listed company which are issued or made subject to issuance (i.e. issuable under a share purchase warrant or option or other convertible security) by way of one or more private placement transactions during any particular six-month period must not exceed 25% of the number of shares outstanding (on a non-diluted basis) prior to giving effect to such transactions (the "TSE 25% Rule"), unless there has been shareholder approval of such transactions.

The application of the TSE 25% Rule may restrict the availability to the Corporation of funds that it may wish to raise in the future by private placement of its securities.

In particular, management of the Corporation considers it to be in the best interests of the Corporation to solicit private placement funds for working capital and Corporation operations. The TSE has a working practice that it will accept advance approval by shareholders in anticipation of private placements that may exceed the TSE

25% Rule, provided such private placements are completed within 12 months of the date such advance shareholder approval is given.

The Corporation's issued and outstanding share capital is currently 7,692,055 common shares and the Corporation proposes that the maximum number of shares which either would be issued or made subject to issuance under one or more private placements in the twelve month period commencing on August 19, 2002 would not exceed 7,692,055 common shares, or 100% of the Corporation's issued and outstanding shares as at July 11, 2002.

Any private placement proceeded with by the Corporation under the advance approval being sought at the Meeting will be subject to the following additional restrictions:

(1) it must be substantially with parties at arm's length to the Corporation;

(2) it cannot materially affect control of the Corporation;

(3) it must be completed within a twelve month period following the date the advance shareholder approval is given; and

(4) it must comply with the private placement pricing rules of the TSE which currently require that the issue price per common share must not be lower than the closing market price of the Common shares on the TSE on the trading day prior to the date notice of the private placement is given to the TSE (the "Market Price") less the applicable discount, as follows:

Market Price	Maximum Discount
$0.50 or less	25%
$0.51 to $2.00	20%
Above $2.00	15%

(For these purposes, a private placement of unlisted convertible securities is deemed to be a private placement of the underlying listed securities at an issue price equal to the lowest possible price at which the securities are convertible by the holders thereof).

In any event, the TSE retains the discretion to decide whether or not a particular placement is "substantially" at arm's length or will materially affect control in which case specific shareholder approval may be required.

In anticipation that the Corporation may wish to enter into one or more private placements in the next 12 months that will result in it issuing and/or making issuable such number of its common shares, taking into account any shares that may be issued upon exercise of any warrants, options or other rights granted in connection with the private placements, that will exceed the TSE 25% Rule, the Corporation requests that its shareholders pass an ordinary resolution in the following terms:

> "RESOLVED, as an ordinary resolution, that the issuance by the Corporation in one or more private placements during the twelve month period commencing August 19, 2002 of such number of securities that would result in the Corporation issuing or making issuable 7,692,055 common shares as more particularly described in and subject to the restrictions described in the Corporation's Information Circular dated July 11, 2002 is hereby approved."

The directors of the Corporation believe the passing of the ordinary resolution is in the best interests of the Corporation and recommend that shareholders vote in favour of the resolution. In the event the resolution is not passed the TSE will not approve any private placements that result in the issuance or possible issuance of a number of shares which exceed the TSE 25% Rule, without specific shareholder approval. Such restriction could impede the Corporation's timely access to required funds on favourable terms.

An ordinary resolution requires the approval of a simple majority of the votes cast by the shareholders of the Corporation, who, being entitled to do so, vote in person or by proxy at a general meeting of the Corporation.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement misleading in the light of the circumstances in which it was made.

DATED: JULY 11, 2002

"Primo Podorieszach"	*"Shelley Samec"*
Primo Podorieszach, Chief Executive Officer	Shelley Samec, Chief Financial Officer

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
INSTRUMENT OF PROXY
THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT

THE UNDERSIGNED, A REGISTERED SHAREHOLDER OF **ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.** (THE "CORPORATION") HEREBY APPOINTS **PRIMO PODORIESZACH**, OR FAILING HIM, **TOM MILLEY**, OR INSTEAD OF EITHER OF THE FOREGOING, ____________________________, OR, ________________________________, (HEREINAFTER CALLED THE "NOMINEE") AS PROXY OF THE UNDERSIGNED, WITH FULL POWER OF SUBSTITUTION, TO ATTEND, ACT AND VOTE IN RESPECT OF ALL SHARES REGISTERED IN THE NAME OF THE UNDERSIGNED AT THE ANNUAL AND SPECIAL GENERAL MEETING OF THE SHAREHOLDERS OF THE CORPORATION TO BE HELD IN CALGARY, ALBERTA, ON MONDAY, THE 19TH DAY OF AUGUST, 2002, AT THE HOUR OF 10:00 A.M. (CALGARY TIME), AND AT ANY AND ALL ADJOURNMENTS THEREOF. WITHOUT LIMITING THE GENERAL POWERS HEREBY CONFERRED, THE SAID PROXY IS DIRECTED, IN RESPECT OF THE FOLLOWING MATTERS TO GIVE EFFECT TO THE FOLLOWING CHOICES, AS INDICATED BY CHECK MARKS OR X'S:

1. To appoint KPMG LLP, Chartered Accountants, as Auditors for the Corporation for the ensuing year at a remuneration to be fixed by the directors.

VOTE FOR ____________ WITHHOLD VOTE ____________.

2. To determine the number of directors of the Corporation at five (5).

VOTE FOR ____________ or VOTE AGAINST ____________.

3. To elect each of the following persons as a director of the Corporation for the ensuing year:

Primo Podorieszach	VOTE FOR ____________	WITHHOLD VOTE ____________
Tony Consalvo	VOTE FOR ____________	WITHHOLD VOTE ____________
Douglas Farmer	VOTE FOR ____________	WITHHOLD VOTE ____________
Thomas Milley	VOTE FOR ____________	WITHHOLD VOTE ____________
Joseph Giuffre	VOTE FOR ____________	WITHHOLD VOTE ____________

4. To pass an ordinary resolution to approve in advance the issuance by the Corporation in one or more private placements during the 12 month period commencing August 19, 2002, of such number of securities that would result in the Corporation issuing or making issuable a number of common shares aggregating up to 100% of the number of issued and outstanding common shares as at July 11, 2002, as more particularly described in the accompanying information circular.

VOTE FOR ____________ or VOTE AGAINST ____________.

This Proxy confers discretionary authority upon the persons named herein as proxies to vote hereunder with respect to the above matters where no choice is or where both choices are specified, **IN WHICH CASE THE SHARES FOR WHICH THIS PROXY IS GIVEN WILL BE VOTED "FOR" ON ALL SUCH MATTERS**. This Proxy also confers discretionary authority upon the persons named herein as proxies to vote hereunder with respect to amendments or variations to matters identified in the Notice of Meeting and other matters which may properly come before the meeting.

The undersigned hereby acknowledges receipt of the Corporation's audited consolidated financial statements for the fiscal period ended March 31, 2002, the Annual Report, the Notice of Annual and Special General Meeting of

Shareholders, the accompanying Information Circular dated as of July 11th, 2002, the Form of Proxy and the Notes hereto and the Annual Return Card Form, and the undersigned hereby revokes any instrument of proxy given prior to this Proxy with reference to the Meeting or any adjournment thereof.

NOTES:

A. THE SIGNATURE BELOW MUST CONFORM TO THE NAME OF THE SHAREHOLDER(S) AS REGISTERED. TO BE VALID, A PROXY MUST BE DATED AND SIGNED BY THE SHAREHOLDER(S) OR HIS ATTORNEY AUTHORIZED IN WRITING. EXECUTORS, ADMINISTRATORS, TRUSTEES OR OTHER PERSONAL REPRESENTATIVES SIGNING ON BEHALF OF A REGISTERED SHAREHOLDER(S) SHOULD SO INDICATE WHEN SIGNING. WHERE SHARES ARE HELD JOINTLY, EITHER OWNER MAY SIGN. WHERE THE SHARES ARE HELD BY A CORPORATION, A DULY AUTHORIZED OFFICER OR ATTORNEY OF THE CORPORATION MUST SIGN. IF THE PROXY IS EXECUTED BY THE PERSONAL REPRESENTATIVE FOR AN INDIVIDUAL SHAREHOLDER(S) OR BY AN OFFICER OR ATTORNEY OF A CORPORATE SHAREHOLDER(S), NOT UNDER ITS CORPORATE SEAL, THE INSTRUMENT EMPOWERING THE PERSONAL REPRESENTATIVE, OFFICER OR ATTORNEY, AS THE CASE MAY BE, OR A NOTARIAL CERTIFIED COPY THEREOF, MUST ACCOMPANY THE PROXY.

B. A PROXY TO BE EFFECTIVE, MUST BE DEPOSITED AT THE OFFICE OF THE CORPORATION'S REGISTRAR AND TRANSFER AGENT, **CIBC MELLON TRUST COMPANY, 600 THE DOME TOWER, 333 - 7TH AVENUE, SOUTH WEST, CALGARY, ALBERTA T2P 2Z1**, NOT LESS THAN 24 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME FOR HOLDING THE MEETING OR ANY ADJOURNMENT THEREOF.

C. REFERENCE IS SPECIFICALLY MADE TO THE ACCOMPANYING INFORMATION CIRCULAR FOR FURTHER INFORMATION AND INSTRUCTIONS.

D. IF THE DATE IS NOT COMPLETED IN THE SPACE PROVIDED, THIS PROXY SHALL BE DEEMED TO BEAR THE DATE ON WHICH IT WAS MAILED TO THE SHAREHOLDER(S).

DATED this ________ day of ___________________, 2002.

(NOTE TO SHAREHOLDER: PLEASE INSERT DATE OF EXECUTION)

____
Signature of Shareholder

____
Name of Shareholder
(please print)

____
Address of Shareholder

____
City/Province

____
Number of Shares Held

ANNUAL RETURN CARD FORM
(REQUEST FOR INTERIM FINANCIAL STATEMENTS)

TO: REGISTERED AND NON-REGISTERED SHAREHOLDERS OF
ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD. (the "Corporation")
CUSIP NO. 18145N 10 7

National Instrument 54-101/Communication with Beneficial Owners of Securities of a Reporting Issuer provides shareholders with the opportunity to elect annually to have their name added to an issuer's **SUPPLEMENTAL MAILING LIST** in order to receive interim financial statements of the Corporation. If you are interested in receiving such statements or other selective shareholder communications, please complete, sign and mail this form to **Anthony Clark International Insurance Brokers Ltd., Suite 355, 10333 Southport Road South West, Calgary, Alberta T2W 3X6 Attention: Ms. Shelley Samec**

****

Name of Registered/
Non-Registered Shareholder: ______________________________
(Please print)

Address: ______________________________

____

Postal Code: ______________________________

Signature: ______________________

Date: ______________________

I CERTIFY THAT I AM A REGISTERED/NON-REGISTERED
(please circle)

SHAREHOLDER OF ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.

****

July 16, 2002

British Columbia Securities Commission
Ontario Securities Commission

Alberta Securities Commission
The Toronto Stock Exchange

Dear Sirs:

RE: Anthony Clark International Insurance Brokers Ltd.
Confirmation of Mailing

On July 16, 2002, the following items were sent by prepaid mail to all shareholders of the above-mentioned Company:

1. Notice of Meeting / Information Circular
2. Instrument of Proxy
3. 2002 Annual Report
4. Supplemental Return Card
5. Return Addressed Envelope

However, we have not mailed material to Shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

We are filing this disclosure document with you as Agent for the above-named Company in compliance with the regulations made under the Securities Act.

Yours truly,

CIBC MELLON TRUST COMPANY

"Signed"

Donald A. Santini
Associate Manager
Client Relations
(403) 232-2413
donald_santini@cibcmellon.com

Auditors' Report to the Shareholders

We have audited the consolidated balance sheets of Anthony Clark International Insurance Brokers Ltd. as at March 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at March 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.



Chartered Accountants

Calgary, Canada

May 17, 2002

Consolidated Balance Sheets

March 31, 2002 and 2001

	2002	2001
ASSETS		
Current assets:		
Cash and cash equivalents	$ 3,777,087	$ 4,125,564
Accounts receivable	920,635	668,215
Income taxes receivable	–	198,567
Prepaid expenses	132,952	144,726
Future tax asset *(note 10)*	124,638	6,246
Loan to Director *(note 3)*	104,228	–
	5,059,540	5,143,318
Capital assets *(note 4)*	522,085	575,622
Customer accounts *(note 5)*	3,085,009	2,586,854
	$ 8,666,634	$ 8,305,794
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$ 738,036	$ 701,140
Current portion of long-term debt *(note 6)*	58,038	50,584
	796,074	751,724
Long-term debt *(note 6)*	118,548	13,105
Future tax liability *(note 10)*	734,661	359,405
Shareholders' equity *(note 7)*	7,017,351	7,181,560
Contingencies *(note 11)*		
Commitments *(note 12)*		
Subsequent events *(note 7(b))*		
	$ 8,666,634	$ 8,305,794

See accompanying notes to consolidated financial statements.

On behalf of the Board:



Tony Consalvo, Director



Thomas Milley, Director

Consolidated Statements of Operations and Deficit

Years ended March 31, 2002 and 2001

	2002	2001
Revenue	$ 4,449,628	$ 3,894,115
Expenses:		
Salaries and wages	2,560,844	2,183,534
Rent	263,380	211,984
General and administrative	1,180,375	1,247,563
	4,004,599	3,643,081
Earnings from operations before the following	445,029	251,034
Interest on long-term debt	(9,540)	(9,614)
Earnings before depreciation and amortization	435,489	241,420
Depreciation and amortization	(343,172)	(255,778)
Earnings (loss) before income taxes	92,317	(14,358)
Income taxes *(note 10)*:		
Current recovery (expense)	(1,834)	82,314
Future	(8,996)	(2,945)
	(10,830)	79,369
Net earnings	81,487	65,011
Deficit, beginning of year	(2,543,576)	(725,939)
Change in accounting policy for income taxes *(note 10)*	–	(742,896)
Excess of share redemption amount over share stated amount *(note 7(b))*	(207,692)	(1,139,752)
Deficit, end of year	$ (2,669,781)	$ (2,543,576)
Earnings per Common Share – basic and diluted *(note 8)*	$ 0.01	$ 0.01

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Years ended March 31, 2002 and 2001

	2002	2001
Cash flows from (used in) operating activities:		
Net earnings	$ 81,487	$ 65,011
Items not involving cash:		
Depreciation and amortization	343,172	255,778
Write off of US registration fees	–	136,340
Future income tax expense	8,996	2,945
Cash flow from operations	433,655	460,074
Net change in non-cash working capital relating to operations:		
Accounts receivable	(252,420)	(61,952)
Income taxes receivable/payable	198,567	(308,596)
Prepaid expenses	11,774	(23,215)
Accounts payable and accrued liabilities	36,896	62,510
	428,472	128,821
Cash flows from (used in) financing activities:		
Net proceeds on issuance of special warrants	–	2,890,261
Repurchase of shares under issuer bid	(264,896)	(1,281,818)
Net proceeds on issuance of Common Shares	19,200	339,200
Repayment of long-term debt	(58,861)	(224,459)
Loan to director, net of repayment	(104,228)	–
	(408,785)	1,723,184
Cash flows from (used in) investing activities:		
Capital asset additions	(102,284)	(496,251)
Business acquisitions *(note 2)*	(265,880)	(170,608)
Change in deferred costs	–	27,111
	(368,164)	(639,748)
Increase (decrease) in cash and cash equivalents	(348,477)	1,212,257
Cash and cash equivalents, beginning of year	4,125,564	2,913,307
Cash and cash equivalents, end of year	$ 3,777,087	$ 4,125,564
Cash and cash equivalents is comprised of:		
Cash	$ 1,277,087	$ 625,564
Term deposits maturing within ninety days	$ 2,500,000	$ 3,500,000
Supplementary disclosure of cash flow information:		
Income taxes received (paid) in the year	$ 196,773	$ (226,314)
Interest paid in the year	$ 8,087	$ 9,614

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Years ended March 31, 2002 and 2001

Anthony Clark International Insurance Brokers Ltd.'s (the "Corporation") primary business activity is general insurance brokerage. Shares of the Corporation trade on the Toronto Stock Exchange ("TSE") under the symbol "ACL" and on the NASDAQ OTC under the symbol "ACKBF".

1. Significant accounting policies:

(a) Basis of presentation:

The consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiaries.

Certain of the prior year numbers have been reclassified to conform to current year presentation.

(b) Cash and cash equivalents:

Cash and cash equivalents consists of bank deposits and short-term investments with maturities of three months or less.

(c) Capital assets:

Capital assets are stated at cost. Depreciation is provided for using the following methods and annual rates:

Asset	Basis	Rate
Computer equipment and software	declining balance	30%
Website development	straight-line	3 and 5 years
Furniture and equipment	declining balance	20%
Leasehold improvements	straight-line	3 years

Capitalized website development costs include software and graphics. Costs incurred in the planning stage and to enhance the website are expensed along with operating costs.

(d) Customer accounts:

Where an agency is acquired primarily on the basis of the insurance brokerage revenue stream and customer base, the excess of the purchase price over the fair values of net tangible assets acquired is considered to relate to customer accounts. Customer accounts are stated at cost less accumulated amortization and are amortized on a straight-line basis over twenty years.

The carrying value of customer accounts is periodically reviewed by management to determine if the facts and circumstances suggest that it may be impaired. In the insurance brokerage and agency industry, it is common for agencies to be acquired at a price determined as a multiple of the corresponding

continued on next page

revenues. Accordingly, the Corporation assesses the carrying value of its customer accounts by comparison to a reasonable multiple applied to corresponding revenues and considers cash flow generated from operations. Any impairment identified through this assessment may require that the carrying value of related customer accounts be adjusted.

(e) Revenue recognition:

Commission income, which results from the placement of insurance with underwriters, is recognized as earned upon the effective date of each policy. Contingent commission income, which is dependent upon the underwriter's profitability on business placed by the Corporation, is not ascertainable until claims against underwriters are settled. Accordingly, the Corporation recognizes such income as earned when received. Revenue from the Corporation's website is recognized as earned when received.

(f) Income taxes:

The Corporation uses the liability method of accounting for income taxes. Under the liability method, future tax assets and liabilities are recognized for the future consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized.

(g) Stock-based compensation plans:

The Corporation has a stock-based compensation plan which is described in detail in note 7(c). No compensation expense is recognized for these plans when stock options are issued. Any consideration paid on exercise of stock options is credited to share capital.

(h) Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Business acquisitions:

During the year end March 31, 2002 the Corporation acquired 100% of the voting shares of 779451 Alberta Ltd. for aggregate consideration of $250,000, plus expenses of $2,880, subject to final purchase price adjustments. If the actual earned commission from the purchased files for the 24 month period after the closing date of August 1, 2001, is less than $303,030, the purchase price will adjust downward but can not be adjusted to an amount less than $218,000.

The share acquisition has been accounted for by the purchase method. The results of operations have been included in the operating results of the Corporation from the effective date of acquisition.

The Corporation determined purchase price adjustments relating to customer lists and agencies previously acquired which resulted in a decrease in cost of $13,242.

During the year ended March 31, 2002, the Corporation entered into an amending agreement relating to a prior share acquisition. The clause relating to purchase price adjustments for performance was amended for the period January 1, to December 31, 2001. Under the amendment, the purchase price increased by an additional $198,000, and payment was made during the year ended March 31, 2002.

The net assets acquired were as follows:

Assets acquired:	
Customer accounts	$ 685,506
Future income tax liability	(247,868)
	$ 437,638
Consideration paid:	
Cash	$ 265,880
Issuance of long-term debt	171,758
	$ 437,638

During the year ended March 31, 2001 the Corporation acquired customer files for aggregate consideration of $170,608. The Corporation determined purchase price adjustments related to agencies previously acquired which resulted in an increase in cost of $6,463.

The net assets acquired were as follows:

Assets acquired:	
Customer accounts	$ 177,071
Consideration paid:	
Cash	$ 170,608
Issuance of long-term debt	6,463
	$ 177,071

continued on next page

3. Related party transactions:

During the year ended March 31, 2002 the Corporation paid $168,174 (2001 - $292,331) in legal fees to two law firms where the partners involved are directors of the Corporation.

During the year end March 31, 2002, the Corporation issued a demand loan to an individual who is an officer and director of the Corporation for $200,000, bearing interest at the Royal Bank of Canada prime rate, with interest payable annually and compounded semi-annually, secured by capital stock of the Corporation and a general security agreement. During the year, $99,673 of the loan was repaid.

During the year ended March 31, 2001 the Corporation received $144,000 from a corporation, of which an officer of the Corporation had a significant interest, for operating expenses incurred on its behalf by the Corporation. During the year ended March 31, 2002 the ownership of this corporation changed and the corporation is no longer considered to be a related party. Included in accounts receivable at March 31, 2001 was $20,019 due from this corporation which was non-interest bearing and had no fixed terms of repayment.

4. Capital assets:

2002	Cost	Accumulated depreciation	Net book value
Computer equipment and software	$ 634,472	$ 444,209	$ 190,263
Website development	420,400	126,120	294,280
Furniture and equipment	198,683	169,495	29,188
Leasehold improvements	3,895	3,245	650
Corporate website	9,245	1,541	7,704
	$ 1,266,695	$ 744,610	$ 522,085

2001	Cost	Accumulated depreciation	Net book value
Computer equipment and software	$ 541,433	$ 382,604	$ 158,829
Website development	420,400	42,040	378,360
Furniture and equipment	198,683	162,198	36,485
Leasehold improvements	3,895	1,947	1,948
	$ 1,164,411	$ 588,789	$ 575,622

Included in capital assets at March 31, 2002 are assets under capital lease in the amount of $43,800 (2001 - $43,800) with related accumulated depreciation of $25,557 (2001 - $17,739).

5. Customer accounts:

	2002	2001
Cost	$ 4,964,654	$ 4,279,148
Accumulated amortization	(1,879,645)	(1,692,294)
	$ 3,085,009	$ 2,586,854

6. Long-term debt:

	2002	2001
Capital lease, bearing interest at 16% and secured by the individual assets being leased by the Corporation	$ 13,105	$ 26,922
Note payable, bearing interest at 5.5% per annum and repayable in eight quarterly instalments of $13,250 including interest with the balance due November 1, 2003, secured by a general security agreement	163,481	–
Note payable, non-interest bearing and repayable in monthly instalments of $3,204; unsecured	–	23,205
Note payable, non-interest bearing and repayable in monthly instalments of $1,937; secured by a general security agreement	–	13,562
	176,586	63,689
Less current portion	58,038	50,584
	$ 118,548	$ 13,105

The aggregate maturities of long-term debt for the two years subsequent to March 31, 2002 are as follows:

2003	$ 58,038
2004	118,548
	$ 176,586

The Corporation has available a demand loan facility in the amount of $100,000. No amount has been drawn on this facility. The demand facility bears interest at the bank's prime rate plus 1% and is secured by a general security agreement over the Corporation's assets.

continued on next page

7. Shareholders' equity:

(a) Share capital authorized:

Unlimited number of Voting Participating Common Shares without nominal or par value

(b) Share capital and deficit:

Share capital:	Number of shares	Amount
Balance, March 31, 2000	7,094,055	$ 6,245,060
Issuance of Common Shares upon completion of private placement of special warrants	590,200	3,364,140
Share issue costs	–	(473,879)
Income tax benefits of share issue costs recognized	–	184,833
Issuance of Common Shares on exercise of stock options	197,000	339,200
Charge to capital on repurchase of shares through issuer bid	(155,800)	(142,066)
Change in accounting policy for income taxes (note 10)	–	207,848
Balance, March 31, 2001	7,725,455	9,725,136
Issuance of Common Shares on exercise of stock options	12,000	19,200
Charge to capital on repurchase of shares through issuer bid	(45,400)	(57,204)
Balance, March 31, 2002	7,692,055	$ 9,687,132
Deficit:		
March 31, 2002		$(2,669,781)
March 31, 2001		(2,543,576)
Total shareholders' equity:		
March 31, 2002		$ 7,017,351
March 31, 2001		7,181,560

During the year ended March 31, 2001 the Corporation completed a $3.36 million private placement of special warrants. Pursuant to the private placement, the Corporation issued 590,200 special warrants at a price of $5.70 per special warrant. Each special warrant was exercised without further payment into a unit of the Corporation on the effective date of the prospectus qualifying the issuance of units. Each unit consisted of one Common Share and one-half of a share purchase warrant. Each whole warrant was exercisable to purchase one additional Common Share at a price of $6.70 per share. These warrants expired, without exercise, November 15, 2001.

The broker received a cash commission of approximately 8.5% of the gross proceeds of the private placement and 59,020 special warrants which were exercisable into broker's options at a price of $6.70 per special warrant. Each broker's option entitled the holder to acquire, upon exercise, one Common

Share and one-half of a share purchase warrant. Each whole warrant was exercisable into one additional Common Share at a price of $6.70 per share for twelve months from the Closing date and thereafter at a price of $7.71 per share until the second anniversary of the Closing Date. On May 15, 2002 the 59,020 brokers special warrants expired without exercise.

The Corporation has received regulatory approval to make a normal course issuer bid. Pursuant to the bid, the Corporation may purchase up to 386,273 of its Common Shares which represents approximately 5% of the Common Shares issued and outstanding. The bid commenced April 18, 2001 and expired April 17, 2002. To March 31, 2002 the Corporation had repurchased 45,400 of its shares for $264,896. The $264,896 was allocated to share capital for an amount of $57,204, equal to the assigned value of the shares, and the excess of $207,692 was allocated to the deficit.

Subsequent to March 31, 2002 the Corporation received regulatory approval to make another normal course issuer bid. Pursuant to the bid, the Corporation may purchase up to 384,602 of its Common Shares which represents approximately 5% of the Common Shares issued and outstanding. The bid commenced April 18, 2002 and expires April 17, 2003. To May 17, 2002 the Corporation has not repurchased any of its shares.

(c) Stock options:

(i) Stock option plan:

The Corporation has an incentive share option plan which provides for the granting of stock options to directors, officers, employees and consultants to a maximum of 1,418,811 Common Shares. At March 31, 2002 stock options to purchase 991,400 Common Shares were outstanding. The stock options are exercisable at prices ranging from $1.00 to $4.80 per share and expire on various dates between April 11, 2004 and March 18, 2007. All options granted prior to March 31, 2001 vested immediately at the date of grant. Options granted during the year ended March 31, 2002 vest over periods of up to five years.

Changes in options during the years ended March 31, 2002 and 2001 are as follows:

	2002		2001	
	Number of options	Weighted-average exercise price	Number of options	Weighted-average exercise price
Outstanding, beginning of year	612,400	$ 1.68	709,400	$ 1.67
Exercised	(12,000)	(1.60)	(97,000)	(1.60)
Granted	457,000	1.00	–	–
Cancelled	(66,000)	(1.60)	–	–
Outstanding, end of year	991,400	$ 1.37	612,400	$ 1.68
Exercisable, end of year	859,400	$ 1.43	612,400	$ 1.68

continued on next page

7. Shareholders' equity (continued):

(c) Stock options (continued):

(i) Stock option plan (continued):

The following table sets forth information relating to stock options outstanding as at March 31, 2002:

Range of exercise prices	Number outstanding at March 31, 2002	Weighted-average remaining contractual life	Weighted-average exercise price	Number exercisable at March 31, 2002	Weighted-average exercise price
$ 1.00	452,000	4.58 years	$ 1.00	325,000	$ 1.00
1.15	5,000	4.96 years	1.15	–	1.15
1.60	520,000	2.04 years	1.60	520,000	1.60
4.80	14,400	2.92 years	4.80	14,400	4.80
$ 1.00 to $ 4.80	991,400	3.22 years	$ 1.37	859,400	$ 1.43

(d) Deficit:

The deficit of the Corporation for the year ended March 31, 2002 was $2,669,781 (2001 - $2,543,576) which includes accumulated operating earnings of $2,129,784 (2001 - $1,705,125) less accumulated amortization of customer accounts of $1,879,645 (2001 - $1,692,294) and accumulated depreciation of $829,580 (2001 - $673,759), increase due to change in accounting policy for income taxes $742,896, and increase due to excess of share redemption amount over share stated amount of $1,347,444 (2001 - $1,139,752).

8. Earnings per share and change in accounting policy:

Effective April 1, 2001, the Corporation retroactively adopted the treasury stock method for the calculation of diluted earnings per share. Under this method all options and warrants whose exercise price is less than or equal to the average share price for the period to date are considered exercised at the beginning of the period and common shares are assumed to be issued. The proceeds from the exercise are assumed to be used to purchase common shares at the average market price during the period. There was no impact on diluted earnings per share for the comparative year ending March 31, 2001.

The earnings per share for 2002 has been calculated based on the weighted average number of common shares outstanding of the Corporation for the year ended March 31, 2002 of 7,699,139 (2001 – 7,190,445). Diluted earnings per share reflects the dilutive effect of the options outstanding. The diluted shares outstanding for the year ended March 31, 2002 was 8,008,397 (2001 – 7,699,924).

9. Financial instruments:

(a) Fair values:

The carrying values of accounts receivable, income taxes receivable and accounts payable and accrued liabilities approximate their fair values due to the relatively short periods to maturity of the instruments. The carrying value of long-term debt approximates its fair value.

(b) Credit risk:

The Corporation's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. Cash and cash equivalents are in place with major financial institutions. Concentrations of credit risk with respect to receivables are limited due to the large number of customers. The Corporation has evaluation and monitoring processes in place and writes off accounts when they are determined to be uncollectable.

10. Income taxes:

Effective April 1, 2000 the Corporation adopted the liability method of accounting for future income taxes. This new policy was applied retroactively without restatement and the deficit, at April 1, 2000, was increased by $742,896 and share capital increased by $207,848 representing the cumulative effect of the change on prior periods.

Income tax expense or benefit is the sum of the Corporation's provision for current income taxes and difference between opening and ending balances of the future income tax assets and liabilities.

The provision for income tax differs from the result which would have been obtained by applying the combined Federal and Provincial income tax rates (41.12%; 2001 – 43.6%) to the Corporation's net earnings before income taxes. The difference results from the following items:

	2002	2001
Expected tax expense (recovery)	$ 37,961	$ (6,300)
Effect of rate changes on future income taxes	(33,709)	(69,800)
Other	6,578	(3,269)
Provision for income taxes (recovery)	$ 10,830	$ (79,369)

continued on next page

10. Income taxes (continued):

The tax effects of temporary differences that give rise to significant portions of the future tax assets and liabilities at March 31, 2002 are as follows:

	2002	2001
Future tax assets:		
Customer accounts – tax based	$ 105,640	$ 111,515
Share issue costs	190,932	283,327
Non capital losses	110,408	72,807
	406,980	467,649
Future tax liabilities:		
Capital assets and prepaid expenses	(97,379)	(58,808)
Customer accounts – non tax based	(919,624)	(762,000)
	(1,017,003)	(820,808)
Net future tax liability	$ (610,023)	$ (353,159)
Comprising:		
Current tax asset	$ 124,638	$ 6,246
Long-term tax liability	(734,661)	(359,405)
	$ (610,023)	$ (353,159)

The Corporation has available losses for income tax purposes of approximately $281,586 which can be carried forward and charged against future income. These losses expire in 2009.

11. Contingencies:

The Corporation is involved in a number of legal proceedings. In the opinion of the Corporation's counsel, no significant liabilities are expected to arise from these proceedings. The claims in aggregate, before and after recoveries, are not significant to the financial statements.

12. Commitments:

The Corporation has operating lease commitments for office premises. Annual future payments pursuant to these commitments are as follows:

2003	$ 289,946
2004	84,540
	$ 374,486

Five Year Summary

Years ended March 31,	2002	(1) 2001	(1) 2000	1999	1998
OPERATIONS					
Revenue	$ 4,449,628	3,894,115	3,509,671	2,589,797	2,371,125
Earnings from operations before the following(EBITDA)	445,029	251,034	684,658	719,221	519,903
Interest on Long Term Debt	(9,540)	(9,614)	(5,191)	(33,168)	(162,863)
Depreciation and amortization	(343,172)	(255,778)	(196,475)	(131,551)	(84,955)
Income Taxes	(10,830)	79,369	(260,365)	(79,374)	
Net Earnings	$ 81,487	65,011	222,627	475,128	272,085
Cash Flow from operations	$ 433,655	460,074	422,242	606,679	357,040
Net Earnings Per Common Share	$ 0.01	0.01	0.03	0.11	0.06
FINANCIAL POSITION					
Current Assets	$ 5,059,540	5,143,318	3,666,353	4,538,976	1,065,996
Capital Assets	522,085	575,622	183,856	160,142	173,622
Customer Accounts Cost	4,964,654	4,279,148	4,102,077	2,700,347	2,650,781
Accumulated Amortization	(1,879,645)	(1,692,294)	(1,541,000)	(1,398,989)	(1,320,106)
	3,085,009	2,586,854	2,561,077	1,301,358	1,330,675
Other Assets			163,451		
Total Assets	$ 8,666,634	8,305,794	6,574,737	6,000,476	2,570,293
Current Liabilities	796,074	751,724	1,005,519	903,922	896,294
Long Term Debt	118,548	13,105	50,097	55,969	487,586
Future Tax Liability (see note 10 to financial stmts)	734,661	359,405			
Shareholders' Equity	7,017,351	7,181,560	5,519,121	5,040,585	1,186,413
Total Liabilities and Shareholders' Equity	$ 8,666,634	8,305,794	6,574,737	6,000,476	2,570,293
Cash and cash equivalents, end of year	3,777,087	4,125,564	2,913,307	3,976,769	488,203
Working Capital	$ 4,263,466	4,391,594	2,660,834	3,635,054	169,702
RATIOS					
Current Assets / Current Liabilities	6.36	6.84	3.65	5.02	1.19
Long Term Debt / Equity	0.02	0.00	0.01	0.01	0.41
SHAREHOLDER INFORMATION (2)					
Common Shares Outstanding at year end	7,692,055	7,725,455	7,094,055	6,969,055	4,469,055

(1) Reclassified to conform with the current year's presentation

(2) Earnings per common share and common shares outstanding at year ended 1998 have been restated to give retroactive effect to the 5 for 1 split which occurred on April 16, 1998.



buying insurance

selling peace of mind



2002 annual report


aci



The Corporation's head office and principal business office is located at
Suite 355, 10333 Southport Road S.W.,
Calgary, Alberta, T2W 3X6.

The Corporation's registered office in Alberta is located at
Suite 1130, 1015 - 4th Street S.W.,
Calgary, Alberta, T2R 1J4.

Company Profile



The Corporation is a General Insurance Brokerage and has been in the General Insurance business since 1989. It currently employs 62 people including Insurance Brokers and operates out of seven offices, all located in the Province of Alberta, Canada. The Corporation has an experienced management team, services more than 24,000 insurance policies to its 18,000 customers and places its general insurance business (home, automobile and commercial insurance) with its 66 insurance carriers.





The Corporation's operations are highly automated and it strives to maintain an excellent reputation with its customers and the Insurance Companies. Since its inception, the Corporation has pursued an aggressive growth strategy of acquiring other General Insurance Brokerages and integrating them into the Corporation's overall business structure. To date, the Corporation has purchased 18 General Insurance Brokerages and has plans to acquire additional brokerages in both Canada and the United States.

Table of Contents

Annual General Meeting

Annual General Meeting of

Anthony Clark International Insurance Brokers Ltd.

will be held on August 19, 2002,

at 10:00 a.m.,

in the Willow Park Room of the

Best Western Hospitality Inn,

135 Southland Drive S.E.,

Calgary, Alberta, Canada.

Highlights

Revenue increased 14%

Processing $30,000,000 in premiums


REVENUE
$ millions
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
1998
1999
2000
2001
2002

Year Ended March 31	2002	2001
Revenue	$ 4,449,628	3,894,115
Earnings from operations (EBITDA) (1)	$ 445,029	251,034
Cash Flow from operations	$ 433,655	460,074
Total Assets	$ 8,666,634	8,305,794
Long Term Debt	$ 118,548	13,105
Shareholders' Equity	$ 7,017,351	7,181,560
Cash and cash equivalents, end of year	$ 3,777,087	4,125,564
Working Capital	$ 4,263,466	4,391,594
Common Shares Outstanding at year end	7,692,055	7,725,455

(1) Before interest on long term debt, depreciation and amortization and Income Taxes. EBITDA is reconciled to Net Earnings on the Five Year Summary page at the end of the report.

President's Report

To Our Shareholders

Review of Operations

The Company has generated profits (EBITDA) of $445,029 from operations before interest, depreciation and amortization (non cash expenses) and income taxes on increased revenues of approximately 14 percent. EBITDA is reconciled to Net Earnings on the Five Year Summary page at the end of the report.

New Financings Market

Over the past two years, the stock market losses, together with the slow down in the North American economy and the recent World Trade Centre attacks, have dampened financing enthusiasm and generally, fostered a wait and see financing attitude. However, financiers continue to express interest in providing financing for Anthony Clark in the near future once they see sustained indications that the economy and investor mood have improved.

The decrease in interest rates over the last two years has reduced our interest income return on our cash balances. However, our Company expects to benefit from lower interest rates charged for future debt financings.

Financiers like the strength of our balance sheet which shows an attractive cash balance and virtually no debt, both positive signs to a financier. The Company will continue to look for opportunities to seek debt and equity financings in furtherance of its acquisition strategy as the economy and investor confidence improves. We have positioned the Company for an economic turnaround and expect financiers to begin financing projects, with an emphasis on profitable, highly recurring revenue, solid companies like ours.

Investor Relations Activity

Like other public companies, we have continued with our investor relations program with the conviction that our Company's business strategy is an excellent one and needs to be effectively communicated to our shareholders and investors.

Brokerage Acquisition Activity

Our brokerage acquisition activity has been limited in the past year due to the Company's strategy to preserve its cash resources while the company sought new financing. Financiers have expressed the view that a cash balance is strategic to attracting both future debt financing and equity offerings.

While the Company has been relatively quiet on the brokerage acquisition front over the past year, the Company has been very busy, internally generating new commission revenues of approximately $640,000, primarily accounting for the net 14% increase in overall revenues.

Outlook

The outlook is very positive. The North American economy looks to be turning around and this bodes well in helping the Company to attract additional, brokerage acquisition financing to fuel its growth. With anticipated, new acquisition capital and our successful, past operating experience to draw upon, our Company expects to step up its brokerage acquisition activity and be in position to increase its revenues and profits.

Anthony Clark is a great company because of the highly recurring nature of its commission revenues. Our Company processes new insurance policies and renewals of existing policies for important assets like homes, automobiles and business assets. Customers renew their property and casualty insurance policies regardless of the state of the economy. Indeed, the Company believes losses from the recent terrorist attacks together with lower interest rates on insurance companies' cash balances will translate into insurance policy premium increases so that insurance companies can remain profitable. This should result in increased commissions revenues and profits for our Company.



The Company has a solid business model, an experienced management team and a successful track record of acquiring and profitably operating insurance brokerages, all key ingredients for success.

Our Company is positioned to take advantage of the expected economic turnaround and looks forward to a prosperous year.

Thank you for your patience and continuing support.

On behalf of the Board of Directors,



Primo Podorieszach
President and CEO
Anthony Clark International Insurance Brokers Ltd.
July 10, 2002

Management's Discussion and Analysis

Revenue

The Corporation's revenues have increased to$4,449,628 for the year ended March 31, 2002 from $3,894,115 for the year ended March 31, 2001 primarily due to a combination of an increase in revenues due to new business commissions generated (approximately $640,000), and a decrease in interest revenue (approximately $103,000). This translates into an increase in insurance policy premiums being processed from approximately $27,000,000 for the year ended March 31, 2001 to approximately $30,000,000 in insurance premiums for the year ended March 31, 2002.

The Corporation's revenues have increased to $3,894,115 for the year ended March 31, 2001 from $3,509,671 for the year ended March 31, 2000 primarily due to a combination of an increase in revenues due to the Heritage Hill brokerage acquisition (approximately $70,000), increased interest revenue (approximately $70,000) and new business commissions generated (approximately $411,000) and a decrease in contingent commissions (approximately $166,000 or 5% of the year ended March 31, 2000's commission revenue).



REVENUE
$ millions
.5
.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
1998
1999
2000
2001
2002

Contingent commissions are commissions paid to the Corporation by Insurance companies based upon volume, growth and/or profitability of business placed with such Insurance companies by the Corporation. This translates into an increase in insurance policy premiums being processed from approximately $23,000,000 for the year ended March 31, 2000 to approximately $27,000,000 in insurance premiums for the year ended March 31, 2001. The Corporation's revenues increased to $3,509,671 for the year ended March 31, 2000 from $2,589,797 for the year ended March 31, 1999, primarily due to revenue added due to the Heritage Acquisition (approximately $714,000), increased interest revenue (approximately $102,000) and improved contingent commissions (approximately $103,000 or 4% of prior year's commission revenue). This translates into an increase in insurance policy premiums from approximately $18,000,000 for the year ended March 31, 1999 to approximately $23,000,000 in insurance premiums for the year ended March 31, 2000.

Expenses

Salaries and wages have increased to $2,560,844 for

the year ended March 31, 2002 from $2,183,534 for the year ended March 31, 2001 primarily due to the salaries and wages of the new business generated (approximately $394,000).Salaries and wages have increased to $2,183,534 for the year ended March 31, 2001 from $1,925,147 for the year ended March 31,2000 primarily due to the salaries and wages of the new business generated (approximately $244,000). Salaries and wages increased to $1,925,147 for the year ended March 31, 2000 from $1,429,241 for the year ended March 31, 1999 primarily due to the addition of salaries of the Heritage Acquisition (approximately $400,000), and new senior staff (approximately $100,000).





Rent increased to $263,380 for the year ended March 31, 2002 from $211,984 for the year ended March 31, 2001 primarily due to increases in utility charges (approximately $24,000) and a reduction of rent recovery (approximately $27,000). Rent increased to $211,984 for the year ended March 31, 2001 from $201,889 for the year ended March 31, 2000 primarily due to increased rent costs for the head office (approximately $10,000). Rent has increased to $201,889 for the year ended March 31, 2000 from $117,258 for the year ended March 31, 1999, primarily due to the Heritage Acquisition ($40,000) and rent increases (approximately $44,000).





General and administrative expenses decreased to $1,180,375 for the year ended March 31, 2002 from $1,247,563 for the year ended March 31, 2001 primarily due to a reduction in special US registration fees and expenses (approximately $120,000), increase in computer costs (approximately $30,000) due to implementing an upgrade to the computer system and a net increase in other operating costs (approximately $23,000). General and administrative expenses increased to $1,247,563 for the year ended March 31,2001 from $697,977 for the year ended March 31,2000 primarily due to increased company promotion costs (approximately $120,000), legal costs (approximately $50,000), additional public company filing costs (approximately $25,000) and new website costs relating to Clickusin.com (approximately $55,000 of one time costs incurred prior to the launch and operating costs of approximately $120,000), U.S. Registration fees and expenses ($180,192) and a decrease in Toronto Stock Exchange Listing Fees and Expenses ($86,116). General and administrative expenses increased to $697,977 for the year ended March 31, 2000 from $324,077 for the year ended March 31, 1999, primarily due to the costs of relocating to new office premises on May 1, 1999 (approximately $18,000), increased costs due to public company filing and reporting requirements (approximately $100,000), general and administrative costs of the Heritage Acquisition (approximately $77,000), expansion research costs (approximately $30,000), company promotion costs (approximately $40,000) and Toronto Stock Exchange Listing Fees and Expenses ($86,116).

Earnings from Operations Before Interest on Long-Term Debt and Depreciation and Amortization and Income Taxes (EBITDA)

The Corporation's earnings increased from $251,034 (EBITDA) for the year ended March 31, 2001 to $445,029 (EBITDA) for the year ended March 31, 2002 primarily due to a reduction in special US registration fees and expenses and increased new business commission. These earnings as a percentage of revenue have increased from 6% for the year ended March 31, 2001 to 10% for the year ended March 31, 2002. The Corporation's earnings decreased from $684,658 (EBITDA) for the year ended March 31,2000 to $251,034 (EBITDA) for the year ended March 31,2001 primarily due to decreased contingent commissions, increased company promotion costs, new website development, U.S. Registration fees and expenses, operating costs and decreased Toronto Stock Exchange Listing fees and expenses. These earnings as a percentage of revenue have decreased from 20% for the year ended March 31, 2000 to 6% for the year ended March 31, 2001. The Corporation's earnings have decreased from $719,221 (EBITDA) for the year ended March 31, 1999 to $684,658 (EBITDA) for the year ended March 31, 2000. These earnings as a percentage of revenue have decreased from 28% for the year ended March 31, 1999 to 20% for the year ended March 31, 2000, primarily due to new senior staff additions, rent increases and costs associated with company promotions, Torobto Stock Exchange Listing fees and expenses and public company administration. EBITDA is discussed and presented here as a non-Generally Accepted


EARNINGS FROM OPERATIONS (EBITDA)
$ thousands
900
800
700
600
500
400
300
200
100
0
1998
1999
2000
2001
2002


CASH FLOW FROM OPERATIONS
$ thousands
700
600
500
400
300
200
100
0
1998
1999
2000
2001
2002

Accounting Principles measure because it is management's major performance indicator. EBITDA is reconciled to Net Earnings on the Five Year Summary page at the end of the annual report.

Interest on Long-Term Debt

There was no significant change in interest which decreased to $9,540 for the year ended March 31, 2002 from $9,614 for the year ended March 31, 2001. Interest expense increased to $9,614 for the year ended March 31,2001 from $5,191 for the year ended March 31,2000 due to increased equipment financing. Interest expense decreased from $33,168 for the year ended March 31, 1999 to $5,191 for the year ended March 31, 2000, due to the retirement of promissory notes.

Depreciation and Amortization

Depreciation and amortization increased to $343,172 for the year ended March 31, 2002 from $255,778 for the year ended March 31, 2001 primarily due to the amortization on the current year's acquisitions, the full year depreciation of the new website, and depreciation of the current year's capital asset additions.Depreciation and amortization increased to $255,778 for the year ended March 31,2001 from $196,475 for the year ended March 31,2000 primarily due to the amortization of the Heritage Hill acquisition and amortization of new website developed (approximately $40,000). Depreciation and amortization increased to $196,475 for the year ended March 31, 2000 from $131,551 for the year ended March 31, 1999, due to the amortization of the Heritage Acquisition.

Financial Condition and Changes in Financial Condition

The Corporation's balance sheet as at March 31, 2002 as compared to March 31, 2001 primarily reflects no significant change in working capital, represented by current assets less current liabilities.The Corporation's balance sheet as at March 31,2001 as compared to March 31,2000 primarily reflects an increase to working capital from the completion of a private placement of Special Warrants resulting in $3,364,140 in gross proceeds and net proceeds of $2,890,261 and increased capital costs related to the new website developed. The Corporation's balance sheet as at March 31, 2000 as compared to March 31, 1999 reflects significant changes to working capital, represented by current assets less current liabilities.The working capital decreased to $2,660,834 at March 31, 2000 from $3,635,054 at March 31, 1999. The decrease in working capital is primarily related to the Heritage acquisition. The customer accounts increased from $1,301,358 at March 31, 1999, to $2,561,077 at March 31, 2000 due to the Heritage Acquisition.


CUSTOMER ACCOUNTS
$ millions
5.0
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
1998
1999
2000
2001
2002


TOTAL ASSETS
$ millions
10.0
9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
1998
1999
2000
2001
2002

Liquidity and Capital Resources

At March 31, 2002 the Corporation had working capital of $4,263,466 and long term debt outstanding of $176,586. At March 31, 2001, the Corporation had working capital of $4,442,013 and long term debt outstanding of $63,689. At March 31, 2000, the Corporation had working capital of $2,660,834 and long-term debt outstanding of $281,685. At March 31, 2002, the Corporation had a $100,000 credit line with a Canadian chartered bank which it has not utilized to date.


SHAREHOLDERS' EQUITY
$ millions
9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
1998
1999
2000
2001
2002


WORKING CAPITAL
$ millions
5.0
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
1998
1999
2000
2001
2002

The Corporation has historically funded its insurance brokerage acquisition program by utilizing earnings from operations, notes payable issued to vendors on acquisition of insurance brokerages, other notes payable, and equity capital previously raised. Based upon the Corporation's liquid position at March 31,2002, the Corporation has sufficient cash to meet its short term needs and potential brokerage acquisitions within the next 12 month period. The working capital levels were $2,660,834 as at March 31,2000 and $4,442,013 as at March 31,2001 and $4,263,466 as at March 31, 2002. The working capital ratios (current assets/current liabilities) were 3.65:1 as at March 31, 2000 and 6.90:1 as at March 31,2001 and 6.36:1 as at March 31, 2002. The long-term portion of long-term debt was $50,097 as at March 31, 2000 and $13,105 as at March 31,2001 and $118,548 as at March 31, 2002. Accordingly, the debt to equity ratios (long-term debt/shareholders' equity) were 0.01:1 as at March 31, 2000 and to 0.002:1 as at March 31, 2001 and .017 as at March 31, 2002. Shareholders' equity increased from $5,519,121 as at March 31,2000 to $7,181,560 as at March 31,2001 primarily due to a private placement of special warrants amounting to approximately $2,890,261 in net proceeds. Shareholders' equity decreased from $7,181,560 as at March 31, 2001 to $7,017,351 as at March 31, 2002 primarily due to the repurchase of company shares under the issuer bid (approximately $265,000).


COMMON SHARES
millions
9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
1998
1999
2000
2001
2002

Business Risk and Outlook

Rapid growth and planned future growth has placed and is likely to place significant strains on the Corporation's management, administrative, operational and financial resources. Since its inception, the Corporation has experienced rapid growth in revenue, number and complexity of products, personnel, and customer base. The total number of employees of the Corporation has grown to 62 people. In addition, the Corporation services more than 24,000 insurance policies and places General Insurance with over 60 Insurance Companies. The Corporation's rapid growth and planned future growth, has placed, and is likely to continue to place, significant strains on its management, administrative, operational and financial resources. Increased growth will require the Corporation to continue to improve its financial and management controls, reporting systems and procedures on a timely basis, to implement new systems as necessary, to expand, train, motivate and manage its sale and other personnel and to service the Corporation's customers effectively. There can be no assurance that the Corporation will be able to improve its financial and management controls or implement new systems as necessary and the failure to do so may result in increased costs or a decline in revenue or both. Should, future growth place a significant strain on the Corporation's management or its administrative, operational and financial resources, the Corporation should be able to slow future growth until proper controls and new systems can be implemented as necessary. However, there can be no assurance that the Corporation will be able to manage its growth successfully and failure to do so could have a material adverse effect on the Corporation's business, operating results and financial condition.







The Corporation's Performance and Future Operating Results and Success are Dependent on the Effectiveness of the Corporation's Management Team and Key Personnel

The Corporation's performance and future operating results and success are substantially dependent on



how effective the management team and key personnel is at organizing and implementing the Corporation's growth and integrating acquired General Insurance Brokerages into the Corporation's overall organization. Investors will be relying on the judgment and expertise of the management of the Corporation. The senior management and other key personnel of the Corporation are employed on a month to month basis and are not under an employment contract with the Corporation. However, none of the Corporation's senior management or other key personnel have expressed any current intention to leave their employment with the Corporation. Although the Corporation is in an industry in which there is not high employee turnover, the unexpected loss or departure of any of the Corporation's key officers or employees could be detrimental to the future operations of the Corporation. There can be no assurance that the Corporation can retain its key personnel and managerial employees or that it will be able to attract or retain highly qualified personnel in the future. Although the Corporation plans to compensate its senior management and other key personnel at compensation levels that are competitive within the industry, there is no assurance that it will continue to be able to do so in the future and this may result in a departure of some if its senior management or other personnel. The loss of the services of any of the Corporation's senior management or other key personnel or the inability to attract and retain the necessary technical, sales and managerial personnel could have a material adverse effect upon the Corporation's business.

The Corporation Faces Intense Competition in the Insurance Industry

The Corporation is in an industry in which intense competition exists. Some competitors have substantially more financial resources and other assets available than the Corporation does and are larger and better established than the Corporation. Such competitors have existing distribution facilities and channels, customer recognition, customer lists, and greater research and development capabilities and sales marketing staff than does the Corporation. Accordingly, the Corporation may face competition in the future from firms with greater assets or resources. There can be no assurance that the Corporation will be able to compete successfully against current and future competitors, or that competitive pressure faced by the Corporation will not have a material adverse effect on its business, financial condition and results of operation.

Incursion of Government, Banks or other Financial Institutions

The Corporation is susceptible to an incursion in the general insurance industry by government or banks or other financial institutions. A government takeover of the general insurance business (or parts thereof) could affect the profitability of the Corporation. In addition, banks with greater financial resources and a larger customer base than the Corporation may enter (or are currently entering) the general insurance business. While management believes that the Corporation's representation of a large and diverse number of Insurance Companies will allow it to remain competitive against any such incursion by the banks, there is a possibility that their entrance into this market could affect the profitability of the Corporation.

The Corporation's Success is Dependent on its Ability to Represent Quality Insurance Companies

The Corporation's success is dependent upon its continued representation of quality Insurance Companies in order to sell insurance policies to customers. The Corporation's existing brokerage contracts with certain Insurance Companies do not have a set term or expiry date but may be terminated by either the Corporation or the Insurance Company on 90-120 days written notice of termination depending on the terms of the specific contract. In the event of termination on any of its contracts with Insurance Companies, there are no penalties to the Corporation but following termination, the Corporation is no longer able to represent the applicable Insurance Company as agent on the future placement or renewal of insurance policies. If the Corporation loses Insurance Company representation then this will have a negative impact on its ability to service its customers and provide alternative competitive insurance products.

Future Growth and Expansion is Dependent on Ongoing Acquisitions of General Insurance Brokerages

To a large extent, the Corporation's growth and expansion plans depend upon the ongoing acquisition of independent General Insurance Brokerages at reasonable prices. There can be no assurance that an adequate number of acquisition candidates will be available to the Corporation to meet its expansion plans, or in the event that such independent General Insurance Brokerages are available for acquisition that they will be available at a price which would allow the Corporation to operate on a profitable basis. Furthermore, there can be no assurance that any independent General Insurance Brokerages acquired in the future will achieve acceptable levels of revenue and profitability or otherwise perform as expected.

Dilution and Sales of Additional Common Shares and the Exercise of Options or Warrants

The number of outstanding Common Shares held by shareholders who are not insiders of the Corporation is large relative to the trading volume of the Corporation's Common Shares. Any substantial sale of the Common Shares or even the possibility of such sales occurring may have an adverse effect on the market price of the Common shares.

Corporation has Significant Costs and Lower Productivity Could Result in Operating Losses

Fixed costs including costs associated with salaries and employee benefits, depreciation and amortization and interest expense and principal repayments, account for a significant portion of the Corporation's costs and expenses. As a result, downtime or low



productivity from its sales representatives, lower demand for insurance products, loss of the Corporation's customers, any significant decrease in the premium rates, volume and commission paid in the different segments of the general insurance industry, or other factors could result in operating losses and adversely impact on the Corporation.

No Intention to Declare Dividends

The Corporation has a limited history of earnings and has not declared or paid any cash dividends on its Common Shares. The Corporation currently intends to retain any future earnings to fund growth and operations and it is unlikely to pay any dividends in the immediate or foreseeable future. Any decision to pay dividends on its Common Shares in the future will be made by the board of directors on the basis of the Corporation's earnings, financial requirements and other conditions at such time.

The Corporation May Have Difficulties in Arranging Future Financing

The business of the Corporation involves a high degree of risk and the Corporation will require additional funds to make future acquisitions of General Insurance Brokerages and may require additional funds to market and sell its products into the marketplace. The ability of the Corporation to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Corporation. There can be no assurance that the Corporation will be successful in its efforts to arrange additional financing, if needed, on terms satisfactory to the Corporation. If additional financing is raised by the issuance of shares from the treasury of the Corporation, control of the Corporation may change and shareholders may suffer additional dilution.

Conflicts of Directors and Officers Who Serve as Directors or Officers or are Significant Shareholders of Other Companies

Directors and officers of the Corporation may serve as directors or officers of, or have significant shareholdings in other companies, or be or become engaged in business and activities in other fields, on their own behalf and on the behalf of other companies and entities. To the extent that such other companies or entities may participate in industries or ventures in which the Corporation may participate, the directors and officers of the Corporation may have a conflict of interest. Conflicts, if any, will be subject to the procedures and remedies under the Business Corporations Act (Alberta). Currently, none of the Corporation's directors serve as directors or officers of any competitors of the Corporation.

Acquisitions in Other Jurisdictions

The Corporation's acquisition strategy is to acquire other General Insurance Brokerages. All of its acquisitions have been in the Province of Alberta, Canada. However, the Corporation may seek to acquire other General Insurance Brokerages in other jurisdictions in Canada and the United States where intense competition exists. The Corporation may face difficulty finding or successfully acquiring appropriate acquisition candidates or raising sufficient financing for such acquisitions or operating profitably in these jurisdictions.



Unusual Events, Transactions or Significant Economic Changes and Inflation

There are not any unusual or infrequent events or transactions or any significant economic changes which are expected to materially affect income from continuing operations. Management does not expect that inflation will materially adversely affect income from continuing operations as proportional increases can be expected from commission revenue generated from insurance policies.





Management's Responsibility for Financial Statements

The accompanying consolidated financial statements of Anthony Clark International Insurance Brokers Ltd. and all information in the Annual Report are the responsibility of management. The consolidated financial statements have been prepared in accordance with accounting policies detailed in the notes to the financial statements and in accordance with generally accepted Canadian accounting principles. Where necessary, estimates of transactions that were incomplete at the year end have been made by management. Financial information throughout the Annual Report is consistent with the financial statements.

Management ensures the integrity of the financial statements by maintaining appropriate systems of internal control. Assets are safeguarded from loss or unauthorized use through established policies and procedures that reasonably ensure that transactions are appropriately approved.

KPMG LLP, the Corporation's external auditors, have conducted an examination of the consolidated financial statements in accordance with generally accepted auditing standards in Canada in order to express their opinion on the consolidated financial statements.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control. The Board exercises this responsibility through the Audit Committee of the Board. This committee, comprised of a majority of directors who are not employees of the Corporation, meets with management and the external auditors to satisfy itself that management's responsibilities have been properly discharged and to review the consolidated financial statements before they are presented to the Board for approval. These financial statements have been approved by the Board on the recommendation of the Audit Committee.



P. Podorieszach
President and Chief Executive Officer



S. Samec
Chief Financial Officer

Auditors' Report to the Shareholders

We have audited the consolidated balance sheets of Anthony Clark International Insurance Brokers Ltd. as at March 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at March 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.



Chartered Accountants

Calgary, Canada

May 17, 2002

Consolidated Balance Sheets

March 31, 2002 and 2001

	2002	2001
ASSETS		
Current assets:		
Cash and cash equivalents	$ 3,777,087	$ 4,125,564
Accounts receivable	920,635	668,215
Income taxes receivable	–	198,567
Prepaid expenses	132,952	144,726
Future tax asset *(note 10)*	124,638	6,246
Loan to Director *(note 3)*	104,228	–
	5,059,540	5,143,318
Capital assets *(note 4)*	522,085	575,622
Customer accounts *(note 5)*	3,085,009	2,586,854
	$ 8,666,634	$ 8,305,794
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$ 738,036	$ 701,140
Current portion of long-term debt *(note 6)*	58,038	50,584
	796,074	751,724
Long-term debt *(note 6)*	118,548	13,105
Future tax liability *(note 10)*	734,661	359,405
Shareholders' equity *(note 7)*	7,017,351	7,181,560
Contingencies *(note 11)*		
Commitments *(note 12)*		
Subsequent events *(note 7(b))*		
	$ 8,666,634	$ 8,305,794

See accompanying notes to consolidated financial statements.

On behalf of the Board:



Tony Consalvo, Director



Thomas Milley, Director

Consolidated Statements of Operations and Deficit

Years ended March 31, 2002 and 2001

	2002	2001
Revenue	$ 4,449,628	$ 3,894,115
Expenses:		
Salaries and wages	2,560,844	2,183,534
Rent	263,380	211,984
General and administrative	1,180,375	1,247,563
	4,004,599	3,643,081
Earnings from operations before the following	445,029	251,034
Interest on long-term debt	(9,540)	(9,614)
Earnings before depreciation and amortization	435,489	241,420
Depreciation and amortization	(343,172)	(255,778)
Earnings (loss) before income taxes	92,317	(14,358)
Income taxes *(note 10)*:		
Current recovery (expense)	(1,834)	82,314
Future	(8,996)	(2,945)
	(10,830)	79,369
Net earnings	81,487	65,011
Deficit, beginning of year	(2,543,576)	(725,939)
Change in accounting policy for income taxes *(note 10)*	–	(742,896)
Excess of share redemption amount over share stated amount *(note 7(b))*	(207,692)	(1,139,752)
Deficit, end of year	$ (2,669,781)	$ (2,543,576)
Earnings per Common Share – basic and diluted *(note 8)*	$ 0.01	$ 0.01

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Years ended March 31, 2002 and 2001

	2002	2001
Cash flows from (used in) operating activities:		
Net earnings	$ 81,487	$ 65,011
Items not involving cash:		
Depreciation and amortization	343,172	255,778
Write off of US registration fees	–	136,340
Future income tax expense	8,996	2,945
Cash flow from operations	433,655	460,074
Net change in non-cash working capital relating to operations:		
Accounts receivable	(252,420)	(61,952)
Income taxes receivable/payable	198,567	(308,596)
Prepaid expenses	11,774	(23,215)
Accounts payable and accrued liabilities	36,896	62,510
	428,472	128,821
Cash flows from (used in) financing activities:		
Net proceeds on issuance of special warrants	–	2,890,261
Repurchase of shares under issuer bid	(264,896)	(1,281,818)
Net proceeds on issuance of Common Shares	19,200	339,200
Repayment of long-term debt	(58,861)	(224,459)
Loan to director, net of repayment	(104,228)	–
	(408,785)	1,723,184
Cash flows from (used in) investing activities:		
Capital asset additions	(102,284)	(496,251)
Business acquisitions *(note 2)*	(265,880)	(170,608)
Change in deferred costs	–	27,111
	(368,164)	(639,748)
Increase (decrease) in cash and cash equivalents	(348,477)	1,212,257
Cash and cash equivalents, beginning of year	4,125,564	2,913,307
Cash and cash equivalents, end of year	$ 3,777,087	$ 4,125,564
Cash and cash equivalents is comprised of:		
Cash	$ 1,277,087	$ 625,564
Term deposits maturing within ninety days	$ 2,500,000	$ 3,500,000
Supplementary disclosure of cash flow information:		
Income taxes received (paid) in the year	$ 196,773	$ (226,314)
Interest paid in the year	$ 8,087	$ 9,614

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Years ended March 31, 2002 and 2001

Anthony Clark International Insurance Brokers Ltd.'s (the "Corporation") primary business activity is general insurance brokerage. Shares of the Corporation trade on the Toronto Stock Exchange ("TSE") under the symbol "ACL" and on the NASDAQ OTC under the symbol "ACKBF".

1. Significant accounting policies:

(a) Basis of presentation:

The consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiaries.

Certain of the prior year numbers have been reclassified to conform to current year presentation.

(b) Cash and cash equivalents:

Cash and cash equivalents consists of bank deposits and short-term investments with maturities of three months or less.

(c) Capital assets:

Capital assets are stated at cost. Depreciation is provided for using the following methods and annual rates:

Asset	Basis	Rate
Computer equipment and software	declining balance	30%
Website development	straight-line	3 and 5 years
Furniture and equipment	declining balance	20%
Leasehold improvements	straight-line	3 years

Capitalized website development costs include software and graphics. Costs incurred in the planning stage and to enhance the website are expensed along with operating costs.

(d) Customer accounts:

Where an agency is acquired primarily on the basis of the insurance brokerage revenue stream and customer base, the excess of the purchase price over the fair values of net tangible assets acquired is considered to relate to customer accounts. Customer accounts are stated at cost less accumulated amortization and are amortized on a straight-line basis over twenty years.

The carrying value of customer accounts is periodically reviewed by management to determine if the facts and circumstances suggest that it may be impaired. In the insurance brokerage and agency industry, it is common for agencies to be acquired at a price determined as a multiple of the corresponding

continued on next page

revenues. Accordingly, the Corporation assesses the carrying value of its customer accounts by comparison to a reasonable multiple applied to corresponding revenues and considers cash flow generated from operations. Any impairment identified through this assessment may require that the carrying value of related customer accounts be adjusted.

(e) Revenue recognition:

Commission income, which results from the placement of insurance with underwriters, is recognized as earned upon the effective date of each policy. Contingent commission income, which is dependent upon the underwriter's profitability on business placed by the Corporation, is not ascertainable until claims against underwriters are settled. Accordingly, the Corporation recognizes such income as earned when received. Revenue from the Corporation's website is recognized as earned when received.

(f) Income taxes:

The Corporation uses the liability method of accounting for income taxes. Under the liability method, future tax assets and liabilities are recognized for the future consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized.

(g) Stock-based compensation plans:

The Corporation has a stock-based compensation plan which is described in detail in note 7(c). No compensation expense is recognized for these plans when stock options are issued. Any consideration paid on exercise of stock options is credited to share capital.

(h) Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Business acquisitions:

During the year end March 31, 2002 the Corporation acquired 100% of the voting shares of 779451 Alberta Ltd. for aggregate consideration of $250,000, plus expenses of $2,880, subject to final purchase price adjustments. If the actual earned commission from the purchased files for the 24 month period after the closing date of August 1, 2001, is less than $303,030, the purchase price will adjust downward but can not be adjusted to an amount less than $218,000.

The share acquisition has been accounted for by the purchase method. The results of operations have been included in the operating results of the Corporation from the effective date of acquisition.

The Corporation determined purchase price adjustments relating to customer lists and agencies previously acquired which resulted in a decrease in cost of $13,242.

During the year ended March 31, 2002, the Corporation entered into an amending agreement relating to a prior share acquisition. The clause relating to purchase price adjustments for performance was amended for the period January 1, to December 31, 2001. Under the amendment, the purchase price increased by an additional $198,000, and payment was made during the year ended March 31, 2002.

The net assets acquired were as follows:

Assets acquired:	
Customer accounts	$ 685,506
Future income tax liability	(247,868)
	$ 437,638
Consideration paid:	
Cash	$ 265,880
Issuance of long-term debt	171,758
	$ 437,638

During the year ended March 31, 2001 the Corporation acquired customer files for aggregate consideration of $170,608. The Corporation determined purchase price adjustments related to agencies previously acquired which resulted in an increase in cost of $6,463.

The net assets acquired were as follows:

Assets acquired:	
Customer accounts	$ 177,071
Consideration paid:	
Cash	$ 170,608
Issuance of long-term debt	6,463
	$ 177,071

continued on next page

3. Related party transactions:

During the year ended March 31, 2002 the Corporation paid $168,174 (2001 - $292,331) in legal fees to two law firms where the partners involved are directors of the Corporation.

During the year end March 31, 2002, the Corporation issued a demand loan to an individual who is an officer and director of the Corporation for $200,000, bearing interest at the Royal Bank of Canada prime rate, with interest payable annually and compounded semi-annually, secured by capital stock of the Corporation and a general security agreement. During the year, $99,673 of the loan was repaid.

During the year ended March 31, 2001 the Corporation received $144,000 from a corporation, of which an officer of the Corporation had a significant interest, for operating expenses incurred on its behalf by the Corporation. During the year ended March 31, 2002 the ownership of this corporation changed and the corporation is no longer considered to be a related party. Included in accounts receivable at March 31, 2001 was $20,019 due from this corporation which was non-interest bearing and had no fixed terms of repayment.

4. Capital assets:

2002	Cost	Accumulated depreciation	Net book value
Computer equipment and software	$ 634,472	$ 444,209	$ 190,263
Website development	420,400	126,120	294,280
Furniture and equipment	198,683	169,495	29,188
Leasehold improvements	3,895	3,245	650
Corporate website	9,245	1,541	7,704
	$ 1,266,695	$ 744,610	$ 522,085

2001	Cost	Accumulated depreciation	Net book value
Computer equipment and software	$ 541,433	$ 382,604	$ 158,829
Website development	420,400	42,040	378,360
Furniture and equipment	198,683	162,198	36,485
Leasehold improvements	3,895	1,947	1,948
	$ 1,164,411	$ 588,789	$ 575,622

Included in capital assets at March 31, 2002 are assets under capital lease in the amount of $43,800 (2001 - $43,800) with related accumulated depreciation of $25,557 (2001 - $17,739).

5. Customer accounts:

	2002	2001
Cost	$ 4,964,654	$ 4,279,148
Accumulated amortization	(1,879,645)	(1,692,294)
	$ 3,085,009	$ 2,586,854

6. Long-term debt:

	2002	2001
Capital lease, bearing interest at 16% and secured by the individual assets being leased by the Corporation	$ 13,105	$ 26,922
Note payable, bearing interest at 5.5% per annum and repayable in eight quarterly instalments of $13,250 including interest with the balance due November 1, 2003, secured by a general security agreement	163,481	–
Note payable, non-interest bearing and repayable in monthly instalments of $3,204; unsecured	–	23,205
Note payable, non-interest bearing and repayable in monthly instalments of $1,937; secured by a general security agreement	–	13,562
	176,586	63,689
Less current portion	58,038	50,584
	$ 118,548	$ 13,105

The aggregate maturities of long-term debt for the two years subsequent to March 31, 2002 are as follows:

2003	$ 58,038
2004	118,548
	$ 176,586

The Corporation has available a demand loan facility in the amount of $100,000. No amount has been drawn on this facility. The demand facility bears interest at the bank's prime rate plus 1% and is secured by a general security agreement over the Corporation's assets.

continued on next page

7. Shareholders' equity:

(a) Share capital authorized:

Unlimited number of Voting Participating Common Shares without nominal or par value

(b) Share capital and deficit:

Share capital:	Number of shares	Amount
Balance, March 31, 2000	7,094,055	$ 6,245,060
Issuance of Common Shares upon completion of private placement of special warrants	590,200	3,364,140
Share issue costs	–	(473,879)
Income tax benefits of share issue costs recognized	–	184,833
Issuance of Common Shares on exercise of stock options	197,000	339,200
Charge to capital on repurchase of shares through issuer bid	(155,800)	(142,066)
Change in accounting policy for income taxes (note 10)	–	207,848
Balance, March 31, 2001	7,725,455	9,725,136
Issuance of Common Shares on exercise of stock options	12,000	19,200
Charge to capital on repurchase of shares through issuer bid	(45,400)	(57,204)
Balance, March 31, 2002	7,692,055	$ 9,687,132

Deficit:	
March 31, 2002	$(2,669,781)
March 31, 2001	(2,543,576)

Total shareholders' equity:	
March 31, 2002	$ 7,017,351
March 31, 2001	7,181,560

During the year ended March 31, 2001 the Corporation completed a $3.36 million private placement of special warrants. Pursuant to the private placement, the Corporation issued 590,200 special warrants at a price of $5.70 per special warrant. Each special warrant was exercised without further payment into a unit of the Corporation on the effective date of the prospectus qualifying the issuance of units. Each unit consisted of one Common Share and one-half of a share purchase warrant. Each whole warrant was exercisable to purchase one additional Common Share at a price of $6.70 per share. These warrants expired, without exercise, November 15, 2001.

The broker received a cash commission of approximately 8.5% of the gross proceeds of the private placement and 59,020 special warrants which were exercisable into broker's options at a price of $6.70 per special warrant. Each broker's option entitled the holder to acquire, upon exercise, one Common

Share and one-half of a share purchase warrant. Each whole warrant was exercisable into one additional Common Share at a price of $6.70 per share for twelve months from the Closing date and thereafter at a price of $7.71 per share until the second anniversary of the Closing Date. On May 15, 2002 the 59,020 brokers special warrants expired without exercise.

The Corporation has received regulatory approval to make a normal course issuer bid. Pursuant to the bid, the Corporation may purchase up to 386,273 of its Common Shares which represents approximately 5% of the Common Shares issued and outstanding. The bid commenced April 18, 2001 and expired April 17, 2002. To March 31, 2002 the Corporation had repurchased 45,400 of its shares for $264,896. The $264,896 was allocated to share capital for an amount of $57,204, equal to the assigned value of the shares, and the excess of $207,692 was allocated to the deficit.

Subsequent to March 31, 2002 the Corporation received regulatory approval to make another normal course issuer bid. Pursuant to the bid, the Corporation may purchase up to 384,602 of its Common Shares which represents approximately 5% of the Common Shares issued and outstanding. The bid commenced April 18, 2002 and expires April 17, 2003. To May 17, 2002 the Corporation has not repurchased any of its shares.

(c) Stock options:

(i) Stock option plan:

The Corporation has an incentive share option plan which provides for the granting of stock options to directors, officers, employees and consultants to a maximum of 1,418,811 Common Shares. At March 31, 2002 stock options to purchase 991,400 Common Shares were outstanding. The stock options are exercisable at prices ranging from $1.00 to $4.80 per share and expire on various dates between April 11, 2004 and March 18, 2007. All options granted prior to March 31, 2001 vested immediately at the date of grant. Options granted during the year ended March 31, 2002 vest over periods of up to five years.

Changes in options during the years ended March 31, 2002 and 2001 are as follows:

	2002		2001	
	Number of options	Weighted-average exercise price	Number of options	Weighted-average exercise price
Outstanding, beginning of year	612,400	$ 1.68	709,400	$ 1.67
Exercised	(12,000)	(1.60)	(97,000)	(1.60)
Granted	457,000	1.00	–	–
Cancelled	(66,000)	(1.60)	–	–
Outstanding, end of year	991,400	$ 1.37	612,400	$ 1.68
Exercisable, end of year	859,400	$ 1.43	612,400	$ 1.68

continued on next page

7. Shareholders' equity (continued):

(c) Stock options (continued):

(i) Stock option plan (continued):

The following table sets forth information relating to stock options outstanding as at March 31, 2002:

Range of exercise prices	Number outstanding at March 31, 2002	Weighted-average remaining contractual life	Weighted-average exercise price	Number exercisable at March 31, 2002	Weighted-average exercise price
$ 1.00	452,000	4.58 years	$ 1.00	325,000	$ 1.00
1.15	5,000	4.96 years	1.15	–	1.15
1.60	520,000	2.04 years	1.60	520,000	1.60
4.80	14,400	2.92 years	4.80	14,400	4.80
$ 1.00 to $ 4.80	991,400	3.22 years	$ 1.37	859,400	$ 1.43

(d) Deficit:

The deficit of the Corporation for the year ended March 31, 2002 was $2,669,781 (2001 - $2,543,576) which includes accumulated operating earnings of $2,129,784 (2001 - $1,705,125) less accumulated amortization of customer accounts of $1,879,645 (2001 - $1,692,294) and accumulated depreciation of $829,580 (2001 - $673,759), increase due to change in accounting policy for income taxes $742,896, and increase due to excess of share redemption amount over share stated amount of $1,347,444 (2001 - $1,139,752).

8. Earnings per share and change in accounting policy:

Effective April 1, 2001, the Corporation retroactively adopted the treasury stock method for the calculation of diluted earnings per share. Under this method all options and warrants whose exercise price is less than or equal to the average share price for the period to date are considered exercised at the beginning of the period and common shares are assumed to be issued. The proceeds from the exercise are assumed to be used to purchase common shares at the average market price during the period. There was no impact on diluted earnings per share for the comparative year ending March 31, 2001.

The earnings per share for 2002 has been calculated based on the weighted average number of common shares outstanding of the Corporation for the year ended March 31, 2002 of 7,699,139 (2001 – 7,190,445). Diluted earnings per share reflects the dilutive effect of the options outstanding. The diluted shares outstanding for the year ended March 31, 2002 was 8,008,397 (2001 – 7,699,924).

9. Financial instruments:

(a) Fair values:

The carrying values of accounts receivable, income taxes receivable and accounts payable and accrued liabilities approximate their fair values due to the relatively short periods to maturity of the instruments. The carrying value of long-term debt approximates its fair value.

(b) Credit risk:

The Corporation's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. Cash and cash equivalents are in place with major financial institutions. Concentrations of credit risk with respect to receivables are limited due to the large number of customers. The Corporation has evaluation and monitoring processes in place and writes off accounts when they are determined to be uncollectable.

10. Income taxes:

Effective April 1, 2000 the Corporation adopted the liability method of accounting for future income taxes. This new policy was applied retroactively without restatement and the deficit, at April 1, 2000, was increased by $742,896 and share capital increased by $207,848 representing the cumulative effect of the change on prior periods.

Income tax expense or benefit is the sum of the Corporation's provision for current income taxes and difference between opening and ending balances of the future income tax assets and liabilities.

The provision for income tax differs from the result which would have been obtained by applying the combined Federal and Provincial income tax rates (41.12%; 2001 – 43.6%) to the Corporation's net earnings before income taxes. The difference results from the following items:

	2002	2001
Expected tax expense (recovery)	$ 37,961	$ (6,300)
Effect of rate changes on future income taxes	(33,709)	(69,800)
Other	6,578	(3,269)
Provision for income taxes (recovery)	$ 10,830	$ (79,369)

continued on next page

10. Income taxes (continued):

The tax effects of temporary differences that give rise to significant portions of the future tax assets and liabilities at March 31, 2002 are as follows:

	2002	2001
Future tax assets:		
Customer accounts – tax based	$ 105,640	$ 111,515
Share issue costs	190,932	283,327
Non capital losses	110,408	72,807
	406,980	467,649
Future tax liabilities:		
Capital assets and prepaid expenses	(97,379)	(58,808)
Customer accounts – non tax based	(919,624)	(762,000)
	(1,017,003)	(820,808)
Net future tax liability	$ (610,023)	$ (353,159)
Comprising:		
Current tax asset	$ 124,638	$ 6,246
Long-term tax liability	(734,661)	(359,405)
	$ (610,023)	$ (353,159)

The Corporation has available losses for income tax purposes of approximately $281,586 which can be carried forward and charged against future income. These losses expire in 2009.

11. Contingencies:

The Corporation is involved in a number of legal proceedings. In the opinion of the Corporation's counsel, no significant liabilities are expected to arise from these proceedings. The claims in aggregate, before and after recoveries, are not significant to the financial statements.

12. Commitments:

The Corporation has operating lease commitments for office premises. Annual future payments pursuant to these commitments are as follows:

2003	$ 289,946
2004	84,540
	$ 374,486

Five Year Summary

Years ended March 31,	2002	(1) 2001	(1) 2000	1999	1998
OPERATIONS					
Revenue	$ 4,449,628	3,894,115	3,509,671	2,589,797	2,371,125
Earnings from operations before the following(EBITDA)	445,029	251,034	684,658	719,221	519,903
Interest on Long Term Debt	(9,540)	(9,614)	(5,191)	(33,168)	(162,863)
Depreciation and amortization	(343,172)	(255,778)	(196,475)	(131,551)	(84,955)
Income Taxes	(10,830)	79,369	(260,365)	(79,374)	
Net Earnings	$ 81,487	65,011	222,627	475,128	272,085
Cash Flow from operations	$ 433,655	460,074	422,242	606,679	357,040
Net Earnings Per Common Share	$ 0.01	0.01	0.03	0.11	0.06
FINANCIAL POSITION					
Current Assets	$ 5,059,540	5,143,318	3,666,353	4,538,976	1,065,996
Capital Assets	522,085	575,622	183,856	160,142	173,622
Customer Accounts Cost	4,964,654	4,279,148	4,102,077	2,700,347	2,650,781
Accumulated Amortization	(1,879,645)	(1,692,294)	(1,541,000)	(1,398,989)	(1,320,106)
	3,085,009	2,586,854	2,561,077	1,301,358	1,330,675
Other Assets			163,451		
Total Assets	$ 8,666,634	8,305,794	6,574,737	6,000,476	2,570,293
Current Liabilities	796,074	751,724	1,005,519	903,922	896,294
Long Term Debt	118,548	13,105	50,097	55,969	487,586
Future Tax Liability (see note 10 to financial stmts)	734,661	359,405			
Shareholders' Equity	7,017,351	7,181,560	5,519,121	5,040,585	1,186,413
Total Liabilities and Shareholders' Equity	$ 8,666,634	8,305,794	6,574,737	6,000,476	2,570,293
Cash and cash equivalents, end of year	3,777,087	4,125,564	2,913,307	3,976,769	488,203
Working Capital	$ 4,263,466	4,391,594	2,660,834	3,635,054	169,702
RATIOS					
Current Assets / Current Liabilities	6.36	6.84	3.65	5.02	1.19
Long Term Debt / Equity	0.02	0.00	0.01	0.01	0.41
SHAREHOLDER INFORMATION (2)					
Common Shares Outstanding at year end	7,692,055	7,725,455	7,094,055	6,969,055	4,469,055

(1) Reclassified to conform with the current year's presentation

(2) Earnings per common share and common shares outstanding at year ended 1998 have been restated to give retroactive effect to the 5 for 1 split which occurred on April 16, 1998.

Corporate information



HEAD OFFICE

Suite 355, 10333 Southport Rd. SW
Calgary, Alberta, Canada,
T2W 3X6
Telephone: (403) 278-8811
Fax: (403) 225-5745

INVESTOR RELATIONS

Press Contacts – North America

Barry Kaplan
Barry Kaplan Associates, New Jersey
Telephone: (732) 747-0702
Email: smallkap@aol.com

Anthony Clark International Insurance Brokers Ltd.
Mr. Tony Consalvo, C.O.O.
Telephone: (403) 225-5100
Email: tonyc@shawcable.com

TRADING SYMBOLS

Toronto Stock Exchange: ACL
Nasdaq OTCBB: ACKBF

AUDITORS, REGISTRAR AND TRANSFER AGENT

The auditors of the Corporation are
KPMG LLP,
Suite 1200, 205 - 5th Avenue, S.W.,
Calgary, Alberta, T2P 4B9.

The CIBC Mellon Trust Company,
600, 333 - 7th Avenue, S.W.,
Calgary, Alberta, T2P 2Z1,
is the transfer agent and registrar for the Shares.

LEGAL COUNSEL

Gowling Lafleur Henderson LLP
Vancouver, British Columbia

Demiantschuk Milley Burke & Hoffinger
Calgary, Alberta

Directors and Officers



Primo Podorieszach,
Director, President, Chief Executive Officer and Chairman of the Board



Tony Consalvo,
Director & Chief Operating Officer



Shelley Samec
Chief Financial Officer



Joseph Giuffre
Director



Douglas Farmer
Director



Thomas Milley
Director

OFFICES

The Corporation's head office and principal business office is located at
Suite 355, 10333 Southport Road S.W.,
Calgary, Alberta, T2W 3X6.

The Corporation's registered office in Alberta is located at
Suite 1130, 1015 - 4th Street S.W.,
Calgary, Alberta, T2R 1J4.